Transform

BEST AVAILABLE COPY



Na


ion
Take a look around. What do you see

M MIRAGE, we challenge you to look again.

s a simple and indisputable fact of life: How you see the world depends on how closely you look at it. Scratch e surface, peek behind the curtain, and new vistas begin to emerge. Revealing not just what things are, but at they might become. And what's about to come is nothing short of astonishing. That's what makes change exciting, so incredible to witness. Imagine—evolution unfolding before your very eyes. At moments like these, e impact is so profound, it has the power to change everything. Including you.




re
From Nature's remarkable perfection to


Beauty of a handcrafted cello.




auty
The real Beauty of an unblemishe



uxtaposed against the surreal vision of an artis

VINCENT VAN GOGH (1853–1890/DUTCH). S[illegible] [illegible]888. Oil on canvas. Bavaria State Co[illegible]

ion

The Vision of our fathers' generation la





a bold Exploration into the future.





The Exploration of a young girl

eads to Infinite discoveries of the human soul


nite
Infinite grains of fine sand o
shin




nite
Infinite grains of fine sand c
shin

J. Terrence Lanni Chairman & Chief Executive Officer

Looking at the world


pes of breathtaking scope.





CLAES OLDENBURG and COOSJE VAN BRUGGEN
"I tend to choose as subjects things that deal with the hand and things that have a three-dimensional form. To grab reality by the hands and eyes, and transform it in some way is what artists have always done and will probably continue to do."









Sustainability

M. ARTHUR GENSLER, JR., FAIA
Chairman & Owner, Gensler Associates
"In today's world I have found that design is having a transforming impact on society. And design with a strong sustainable component can have a major impact on our buildings, their uses, on both employees and customers, and on the community. Creative sustainable design solutions are also good business investments. It is a win win."









tecture



CESAR PELLI *Senior Principal, Pelli Clarke Pelli*
"Architecture is a marvelous activity. One of its wonders lies in its ability to tran
a place or an institution. The process, with its many challenges, is contin
rejuvenating for communities, clients, even the architects themselves. Aroun
world and, now in Las Vegas, we are involved in the splendid transformation of
into places of enchantment, excitement and enrichment."

o Our Shareholders:

006 marked a turning point in the transformation of your company from ne known the world over as a developer of fabulous casino resorts to one so widely recognized for increasing shareholder value through strategic evelopment of its real estate assets and expansion of its collection of orld-class brands.

MGM MIRAGE enjoyed another year of record-setting financial perforance, but of greater significance, we are realizing the long-term benefits the historic acquisitions of Mirage Resorts and Mandalay Resort Group 2000 and 2005, respectively.

Each of these companies had wonderful brands as well as unmatched al estate holdings. We believed we could create far greater value by rther developing both by adding value to underdeveloped land and by oking across the globe for opportunities to extend our world-famous and names.

Financial Highlights

(in thousands except per share data)

For the Years Ended December 31	2006	2005	2004	2003	2002
Net revenues	$ 7,175,956	$ 6,128,843	$ 4,001,804	$ 3,657,662	$ 3,552,404
Operating income	1,758,248	1,330,065	932,613	684,879	727,742
Income from continuing operations	635,996	435,366	345,209	226,719	283,484
Net income	648,264	443,256	412,332	243,697	292,435
Basic earnings per share					
Income from continuing operations	$ 2.25	$ 1.53	$ 1.24	$ 0.76	$ 0.90
Net income per share	2.29	1.56	1.48	0.82	0.93
Weighted average number of shares	283,140	284,943	279,325	297,861	315,618
Diluted earning per share					
Income from continuing operations	$ 2.18	$ 1.47	$ 1.19	$ 0.75	$ 0.89
Net income per share	2.22	1.50	1.43	0.80	0.91
Weighted average number of shares	291,747	296,334	289,333	303,184	319,880
At year-end					
Total assets	$ 22,146,238	$ 20,699,420	$ 11,115,029	$ 10,811,269	$ 10,568,698
Total debt, including capital leases	12,997,927	12,358,829	5,463,619	5,533,462	5,222,195
Stockholders' equity	3,849,549	3,235,072	2,771,704	2,533,788	2,664,144
Stockholders' equity per share	$ 13.56	$ 11.35	$ 9.87	$ 8.85	$ 8.62
Number of shares outstanding	283,909	285,070	280,740	286,192	309,148

In June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website ("Online"). In January 2004, we sold the Golden Nugget Las Vegas and the Golden Nugget Laughlin including substantially all of the assets and liabilities of those resorts (the "Golden Nugget Subsidiaries"). In July 2004, we sold the subsidiaries that owned and operated MGM Grand Australia. In October 2006, we entered into agreements to sell the Primm Valley Resorts and the Colorado Belle and Edgewater resorts in Laughlin, Nevada (the "Laughlin Properties"). The results of the above operations are classified as discontinued operations for all periods presented.

The Mandalay acquisition closed on April 25, 2005. Beau Rivage was closed from August 2005 to August 2006 due to Hurricane Katrina. Beginning January 1, 2006, we began to recognize stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). For the year ended December 31, 2006, incremental expense resulting from the adoption of SFAS 123(R) was $70 million (pre-tax). During 2006, we began to recognize our share of profits from the sale of condominium units at The Signature at MGM Grand. For the year ended December 31, 2006, we recognized $117 million (pre-tax) of such income. In the fourth quarter of 2006 we recognized $86 million (pre-tax) of income for insurance recoveries related to Hurricane Katrina.



$8,000
$6,000
$4,000
$2,000
$0
$7,176
$6,129
$4,002
2006
2005
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Net Revenue
($ in millions)



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$0
$1,758
$1,330
$933
2006
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Operating Income
($ in millions)



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.22
$1.50
$1.43
2006
2005
2004

Earnings Per Share

don't





GUY LALIBERTÉ *Founder & CEO, Cirque du Soleil*

"All entertainment should aim at a transformation of its audience in some way, shape or form. When we imagine our shows, we hope to touch the audience, to transform their perspective, to achieve an emotional connection. I believe strongly that in some ways entertainment can contribute to changing the world, even if only for an instant. Entertainment has that extraordinary transformative power."





JOËL ROBUCHON

"Taking the finest ingredients and using them to create beautiful dishes that provide diners with a convivial yet sophisticated experience is very important to me. I wish for every diner who eats at Joël Robuchon or L'Atelier to have an enjoyable and unique experience; that they leave behind their daily world and for the few hours they spend in our restaurants are transported to a place that is magical. This is an important part of my philosophy."

Cuisine



ways think alike

Diversity



ALEXIS HERMAN *President & CEO New Ventures, Inc. 23rd Secretary of Labor*
"Global competition must engage human terminology that will allow us to foster environments where others can survive and thrive in the new economy. Going forward, diversity will be central to this discussion because it will permeate every aspect of business. Diversity, as one of the drivers of corporate transformation, may be the tipping point as we engage new languages and jurisdictions, experience different modes of operations and embrace value systems uncommon to us."







LEWIS JOHNSON *Banquet Manager, Beau Rivage, Biloxi, Mississippi*
"When one individual responds to the pain and plight of another, it is of no small consequence of course. However, when a company has compassionate values at its core, significant change occurs. Though this value may be intangible, its impact can be witnessed by all who experience it, both directly and indirectly. At the end of the day, this value has a transformative effect, improving the quality of life of all within its reach."



Values

In 2006, we signed initial agreements with three development partners ach of whom provides your company with opportunities for strategic growth the United States and around the world. We are exploring opportunities ith The Mashantucket Pequot Tribal Nation of Connecticut, Diaoyutai tate Guesthouse in China and Mubadala Development of Abu Dhabi.

With these partners, we will incorporate our expertise in developing and perating some of the most successful resorts anywhere in the world tilizing an existing MGM MIRAGE brand or by creating entirely new brands at can be applied in both gaming and non-gaming environments.

In the midst of this historic transformation, we are boldly moving to evelop our significant real estate holdings. MGM MIRAGE is now the largest ndowner in Las Vegas and Atlantic City. We also are well underway with evelopments in Macau and Detroit.











MGM Grand Macau 3D Rendering



MGM Grand Detroit 3D Rendering

As we develop these projects, we do so with a vision for our future that formalizes long-held values into clearly defined corporate initiatives. Just as we formalized our Diversity Initiative into company-wide cultural transformation, so too in 2006 we initiated similar structure with sustainability and philanthropy.

Just as we have led the industry by introducing dynamic new concepts in dining and entertainment, we also have turned a significant page in development history for the gaming industry by applying some of the standards of art, architecture and design that are the hallmarks of great developments the world over.

Your company has historically utilized throughout its resorts the expertise of a diverse mix of renowned architects and designers. Our CityCenter development brings together the most outstanding group of internationally recognized architects and designers in an unprecedented collaboration.





MGM MIRAGE is leading a major transformation in the field of design and architecture. Las Vegas is often viewed simplistically, as a place where visitors come seeking fun. We seek to maintain an atmosphere of energy and excitement, while setting in motion a process that helps Las Vegas locate its center thus identifying its urban identity.

CityCenter marks a point in Las Vegas history that will forever change the city as we know it. MGM MIRAGE identified world-renowned architects to collaborate as never before. The results are incomparable. These masters are being influenced by one another creating opportunities for each to express their individualized perspective in entirely new forms. MGM MIRAGE realized the potential in creating this singular environment in which collaboration transforms style.







Art







Within MGM MIRAGE resorts, guests experience art in unique and unanticipated ways – walking beneath the work of the world's foremost glass artisan; dining amidst paintings and sculpture by the 20th century's most celebrated artist; navigating public spaces designed around museum-quality works. From the showcase lobby and renowned Bellagio Gallery of Fine Art to the modern works that give the public spaces of THEhotel its energy and contemporary feel, art plays a significant role in the environments MGM MIRAGE creates.

From that established base, MGM MIRAGE is undergoing a transformation, formalizing the company's dedication with the creation of the CityCenter Fine Arts Program. This $60 million program will be one of the largest and most ground-breaking collections acquired through private corporate resources and made accessible in such a highly visible and public manner.


14.1.38





Management Committee

Vith this new ethos in design and architecture comes a commitment public art that is a first for this industry. As the urban landscape of Las gas evolves in ground-breaking new ways, MGM MIRAGE is committed developing a world-class visual arts program at CityCenter that will act a potent force in contemporary art and culture, elevating the cultural file of each of the MGM MIRAGE properties.

Creating sustainable communities and the effective stewardship of our ural resources has always been a core value of MGM MIRAGE. We committed to moving beyond traditional environmental initiatives by nonstrating decisive leadership in the areas of energy and water nservation, as well as green building design and construction.

J. Murren
, CFO & Treasurer,
AGE

John T. Redmond
President & CEO,
MGM Grand Resorts, LLC

Aldo Manzini
Executive Vice President
& Chief Administrative Officer,
MGM MIRAGE

J. Terrence Lanni
Chairman & CEO,
MGM MIRAGE

Robert H. Baldwin
President & CEO,
Mirage Resorts, Inc.
& President, CityCenter

Gary N. Jacobs
Executive Vice President,
General Counsel &
Secretary, MGM MIRAGE



To Our Shareholders (continued)

We are making no less of an impact on the communities we serve through our efforts in philanthropy.

We provide the means for our employees to engage in community giving through our dynamic VOICE program. Last year we saw a record level of employee participation with contributions of more than $5 million to charities of their choice.

In addition, in 2006 your company played a leading role in the community by making corporate contributions in excess of $6 million to worthy local charities.

The actions which we are taking to transform MGM MIRAGE into a more sustainable company represent our commitment to all of our stakeholders: neighbors, employees, customers and shareholders. A sustainable community seeks to maintain and improve the economic, environmental and social characteristics of an area so its members – present and future – can lead healthy, productive, enjoyable lives.

Sustainability will be a central element in every new development we undertake. We've set a new and higher standard for our community and our industry by committing to build CityCenter to the strict guidelines of the U.S. Green Building Council's Leadership In Energy and Environmental Design (LEED) standards.
















entertainment

Beginning in the 1990s, the MGM MIRAGE relationship with Cirque d
transform the Las Vegas entertainment scene and re-energize the city's reputation
tainment capital of the world. Entertainment continues to undergo enormous change
and ultra lounges take their place in the spectrum of choice for guests. Not only has
remained a leader in providing dynamic entertainment options for our guests, we are no
this expertise for our new developments in Las Vegas, Atlantic City, Detroit and Macau









Few of the transformations in Las Vegas have been as dramatic as those that have taken place in the city's restaurants. With a sense of drama and style, the Las Vegas restaurant experience is unparalleled. In addition to attracting some of the world's finest chefs, MGM MIRAGE is building a team of food and beverage professionals second to none. Our future developments will continue to benefit from these relationships with restaurants from great cities opening new outlets as well as development of dining establishments unique to your company.









values

The heart of any company is its employees. At MGM MIRAGE, the most tangible example of this is reflected in employee giving, namely, through the VOICE Foundation—an independent, employee-funded entity that collects and distributes funds to hundreds of charities in the communities where the company maintains business operations.

Last year, the Voice Foundation achieved record-breaking totals in employee-giving and was the primary source of support for employees impacted by Hurricane Katrina. As a result, hundreds benefited from this generosity. Further, as testament of the value that giving and empowering communities holds within MGM MIRAGE, hundreds of employees volunteer annually to support a myriad of causes ranging from walks to support AIDS awareness to collecting shoes for school children in need.






BEAU RIVAGE

Our Diversity Initiative, first formalized in 2001, has already transformed e way the gaming industry addresses important issues in employment, ocurement and construction relating to emerging markets.

We have taken this effort to entirely new levels in our corporate culture include a broad understanding that diversity of viewpoint, background d experience are just as important as ethnicity or gender.

As a result of this unique perspective, our Diversity Initiative has been cognized far and wide as one of the finest in American business. While e are honored for the recognition, we are compelled to strive even higher d continue to support this critical imperative of our business strategy.

To Our Shareholders (continued)

Your company stands at the threshold of a major transformation, not only for the manner in which we are identified, but of greater importance, for our ability to transform people and communities through the work we do.



From developing our people through training and industry-leading benefit programs to building communities with sustainable and culturally sensitive development, we are transforming the very nature of a gaming company into a more broadly defined and respected company.

We are reaching for ever higher goals, knowing that we have the expertise, creativity and financial foundation upon which to build an even more exciting future.

J. Terrence Lanni

J. Terrence Lanni
Chairman of the Board
& Chief Executive Officer,
MGM MIRAGE







Diversity has powered a cultural change within MGM MIRAGE, and in so doing, has inspired awareness of and commitment to a common vision and shared values. With its interplay of human dynamics and practical applications, diversity has created an environment that fosters teamwork, yet promotes the individual contributions of every employee. The net result is enhanced productivity in all aspects of the company's business operations.

The momentum that diversity enjoys internally is complemented by the company's external reputation in this field. An industry leader in gaming and hospitality, MGM MIRAGE has expanded its position and is recognized among the leading companies in the U.S. for its best practices in diversity.



Financial Overvi

MGM MIRAGE Las Vegas Strip Land Holdings - 831 Acres

MGM MIRAGE Ideally Positioned

We are incredibly well positioned to take advantage of these dynamic changes to our industry. We already enjoy significant compe advantages over our competition – superior assets, locations, brands, amenities, personnel and customer loyalty – and now some c major competitors are distracted due to deal activity. We have enjoyed record financial performance and, even with our significant flow base, have tremendous growth opportunities ahead. Additionally, we are by far the largest land owner (by assessed value) in sou Nevada. More than any other gaming asset, Las Vegas land has captivated the imagination of investors from around the world eag inject energy into our industry. Your company owns an astonishing 831 acres of prime Las Vegas Strip real estate – every acre worth matically more than its book value. This land has nearly endless development opportunities for us to exploit in the coming decade

So we are re-thinking the way in which we view our most valuable assets – land, management expertise and brands. While eng the world's top urban planners, we are developing a model which will allow us to monetize land assets with less capital at risk, d our assets in markets previously not considered by gaming companies, and be more nimble in reacting to development opportur The agreements we entered in 2006 and 2007 each achieve these goals. For example, our agreement with Mubadala will allo to leverage our management expertise in the Middle East and other major global markets, while allowing us to partner with a pr developer with tremendous capital in real estate projects where we or they own significant land. Our agreement to partner with Ame Nevada Corporation and Diamond Resorts to create a new community in Jean, Nevada demonstrates our ability to transform ex assets – in this case older casinos with limited growth potential – into a progressive mixed-use community with potential for thous of homes, commercial businesses and environmentally sophisticated development.

A Constant In This Sea Of Change

Even as we discover new ways to create value, the core philosophy of our business remains centered around key tenets: ope the best resorts; delivering the industry's highest margins; investing in high-return projects; and properly allocating capital to max stakeholder value.

Our results in 2006 once again demonstrated the power of our core strategies. Net revenues increased 17%, and we achieved su in all operating areas, and across all market segments. Our gaming operations were once again robust, with a 13% increase in casino nues. Hotel revenues increased 22%, with a 7% increase in same-store revenue per available room (REVPAR). This performance cont a trend - we also experienced solid increases in same-store REVPAR in 2005 and 2004. Clearly the appeal of our resorts is a cons factor in our financial success. Finally, Property-level EBITDA was an all-time record at $2.6 billion, up from $2.1 billion in 2005.

In regards to capital investments, we made significant progress on our Macau and Detroit developments in 2006 and those pro will be completed in late 2007. CityCenter began rapidly rising out of the ground, and construction is now underway on all eler of the project. We also completed the process of rebuilding Beau Rivage, once again the shining star of the Mississippi Gulf C Investments in these projects totaled $1.4 billion in 2006. We successfully managed four ongoing development projects, with thre in progress in 2007. All these projects remain on time and on budget. And we believe CityCenter will swing the pendulum of retur new Strip resorts to the upside, after several years of declining returns on new properties built by our competitors.

Another $500 million was spent on our existing resorts, consistent with our philosophy of ensuring that our resorts are the premier re in their respective market segments. Highlights of our investments include *Love*, the Beatles-themed hit show by Cirque du Soleil a Mirage, new restaurants throughout our resorts and significant new amenities at the Mandalay resorts expected to open in 2007.


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$2,765
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Casino Revenue
($ in millions)


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$889
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$345
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Income from Continuing Operations
($ in millions)

Transforming The Way We Operate

Just as important as the global issues of asset utilization and capital allocation are the organizational changes we continue to make to ensure we can operate as efficiently as possible.

At the senior management level, we have added a Chief Administrative Officer, Aldo Manzini. Aldo comes to us from the Disney organization, and has a wealth of experience in all areas of operations, within a company of significant size. We have tasked Aldo with synergizing many of the corporate functions of MGM MIRAGE, so that we may deliver world-class performance to our focused operators, who in turn will have the necessary tools to increase their competitive advantages. Areas like Information Technology, Human Resources, Marketing and Purchasing have gained important momentum and will make tremendous strides in the coming years, providing world-class internal service to those who must in turn do the same for our guests.

In the finance and accounting areas, we continue to maximize the benefits of our Mandalay merger. For instance, we are putting in systems to more effectively and efficiently analyze and report our results on a company-wide basis, so that we may identify trends affecting multiple resorts or business lines more quickly. We also continue to explore ways to maximize the synergies of a large corporation, such as consolidation of transaction processing areas like payroll, accounts receivable and accounts payable.

In operating departments, we are investing in technologies to more effectively yield our hotel rooms, as well as more efficiently deliver the highest levels of service to customers in all areas of the resort. For instance, ticket redemption kiosks are now prevalent on our casino floors. We have expanded our Players Club loyalty program to the major Mandalay resorts and continue to leverage the capabilities of the database which includes over 30 million names, to more effectively market to our best customers.

Transformation Requires Capital

Investments, whether in technology, people or new developments, require capital. Your company continues to enjoy excellent access to low-cost capital. In 2006, we entered into a new senior credit facility, with maturity extended to 2011 and improved pricing. At December 31, 2006, we had $2.6 billion of available borrowings under the senior credit facility. We also issued $1.5 billion in senior notes during the year, with interest rates below 7% on half of the borrowings and under 8% on the remainder.

Conclusion – Time To Act

There are powerful forces at work in our industry. Your management team is confident that it can rapidly assess the transforming environment and bring the right resources to bear in meeting the challenges and opportunities. We remain deeply focused on creating value from the spectacular assets we are fortunate to have – the tremendous employees and management at all levels of the organization; the abundant access to low-cost capital made possible by our superior operating performance; and our legacy of successful development of real estate assets. Sam Cooke sang, "A change is gonna come." Actually the change is here, and MGM MIRAGE will continue to be the leader in this exciting period of transformation.

Sincerely,

James J. Murren
President,
Chief Financial Officer
& Treasurer,
MGM MIRAGE

Financial Table of Contents

EXECUTIVE OVERVIEW

Current Operations

At December 31, 2006, our operations consisted of 23 wholly-owned casino resorts and 50% investments in three other casino resorts, including:

Las Vegas, Nevada:
Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, TI, New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun.

Other domestic:
The Primm Valley Resorts (Whiskey Pete's, Buffalo Bill's and Primm Valley Resort) in Primm, Nevada; Circus Circus Reno and Silver Legacy (50% owned) in Reno, Nevada; Colorado Belle and Edgewater in Laughlin, Nevada (the "Laughlin Properties"); Gold Strike and Nevada Landing in Jean, Nevada (the "Jean Properties"); Railroad Pass in Henderson, Nevada; MGM Grand Detroit; Beau Rivage in Biloxi, Mississippi and Gold Strike Tunica in Tunica, Mississippi; Borgata (50% owned) in Atlantic City, New Jersey; and Grand Victoria (50% owned) in Elgin, Illinois.

Other operations include the Shadow Creek golf course in North Las Vegas; two golf courses at Primm Valley; Fallen Oak golf course in Saucier, Mississippi; a 50% investment in The Signature at MGM Grand, a condominium-hotel development adjacent to MGM Grand Las Vegas; and a 50% investment in MGM Grand Paradise Limited, which is constructing a casino resort in Macau.

In October 2006, we agreed to sell the Primm Valley Resorts, not including the two golf courses, and the Laughlin Properties. In February 2007, we entered into an agreement to contribute the Jean Properties to a joint venture. See "Other Factors Affecting Liquidity."

Mandalay Acquisition

On April 25, 2005, we closed our merger with Mandalay Resort Group ("Mandalay") under which we acquired Mandalay for $71 in cash for each share of common stock of Mandalay. The total acquisition cost of $7.3 billion included equity value of approximately $4.8 billion, the assumption or repayment of outstanding Mandalay debt with a fair value of approximately $2.9 billion and $0.1 billion of transaction costs, offset by the $0.5 billion received by Mandalay from the sale of its interest in MotorCity Casino in Detroit, Michigan.

The Mandalay acquisition expanded our portfolio of resorts on the L Vegas Strip, expanded our employee and customer bases significantly, a provided additional sites for future development. These factors resultec the recognition of certain intangible assets and significant good will. We not incur any significant employee termination costs or other exit costs connection with the Mandalay acquisition.

Key Performance Indicators

We operate primarily in one segment, the operation of casino reso which includes offering gaming, hotel, dining, entertainment, retail a other resort amenities. Over half of our net revenue is now derived fr non-gaming activities, a higher percentage than many of our competitc as our operating philosophy is to provide a complete resort experier for our guests, including non-gaming amenities which command a p mium price based on their quality. Our significant convention and meet facilities allow us to maximize hotel occupancy and customer volumes c ing off-peak times such as mid-week or during traditionally slower leis travel periods, which also leads to better labor utilization. We believe t we own several of the premier casino resorts in the world, and a m focus of our strategy is to continually reinvest in these resorts to maint our competitive advantage.

As a resort-based company, our operating results are highly dep dent on the volume of customers at our resorts, which in turn impacts price we can charge for our hotel rooms and other amenities. We a generate a significant portion of our operating income from the high-e gaming customers, which can cause variability in our results. Key per mance indicators related to revenue are:

- Gaming revenue indicators – table games drop and slots handle (volu indicators); "win" or "hold" percentage, which is not fully controllable by Our normal table games win percentage is in the range of 18% to 22% of ta games drop and our normal slots win percentage is in the range of 6.5% 7.5% of slots handle;
- Hotel revenue indicators – hotel occupancy (volume indicator); average c rate ("ADR", price indicator); revenue per available room ("REVPAR"), a su mary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through custom wagering with cash or paying for non-gaming services with cash or cre cards. Our resorts, like many in the industry, generate significant oper ing cash flow. Our industry is capital intensive and we rely heavily on ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We generate a majority of our net revenues and operating income from our resorts in Las Vegas, Nevada, which exposes us to certain risks outside of our control, such as competition from other recently opened or expanded Las Vegas resorts, and the impact from expansion of gaming in California. We are also exposed to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to ensure mid-week occupancy. Our results do not depend on key individual customers, though our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can impact our results.

Overall Outlook

We believe we will continue to benefit in 2007 from the strategic capital investments we have made in our resorts over the past several years. Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe these investments in additional non-gaming amenities have enhanced our ability to generate increased visitor volume and allow us to charge premium prices for our amenities. We expect to continue to re-invest in our core assets on a targeted basis in 2007.

In 2006, we completed many capital improvements at a variety of resorts, including:

- New restaurants such as Stripsteak at Mandalay Bay, Social House at TI and Japonais at The Mirage.
- The Beatles-themed Cirque du Soleil show, *Love*, at The Mirage.
- Various other amenities such as re-designed restaurants and lounges, new Starbucks outlets at several resorts, and slot machine upgrades at Mandalay resorts.

In addition to entertainment offerings and several restau
have invested heavily in our room product in the past few years
we expect to complete a suite remodel at Bellagio, and stand
remodels at Mandalay Bay, MGM Grand Las Vegas and Excalib
improvements, along with other amenities and improvements pr
open in 2007, are expected to lead to continued increases in RE
increased customer volumes in gaming areas, restaurants, sho
tainment venues and our other resort amenities.

We began recognizing our share of profits from condominiu
The Signature at MGM Grand in 2006 and will continue to do s
Sales of all units in Tower 1 and 87% of units in Tower 2 were
closed by the end of 2006. In 2007, we expect to close on the
units in Tower 2 and most or all the Tower 3 units. In addition to t
we will recognize in 2007 related to Towers 2 and 3, we have be
out units in Towers 1 and 2 for owners who have elected to pa
the rental program. Rental of these units will provide additiona
and also provide additional customer volumes at MGM Grand L

In addition to the activity at our Las Vegas Strip resorts,
the permanent MGM Grand Detroit casino resort to open in late
permanent facility will feature a significantly larger casino and a
hotel, as well as additional restaurants and other amenities. A
Rivage re-opened in August 2006 and we believe its operations,
additional income from insurance recoveries, will benefit result
MGM Grand Macau is on target to open in the fourth quarter of
we are anticipating significant earnings from this venture once o

Financial Statement Impact of Hurricane Katrina

Beau Rivage closed in late August 2005 due to significan
sustained as a result of Hurricane Katrina and re-opened in Aug
The Company maintained insurance covering both property da
business interruption as a result of the storm. The deductible
coverage was approximately $15 million, based on the amour
age incurred. Business interruption coverage covered lost profits
costs incurred during the period of closure and up to six month
the reopening of the facility.

As of December 31, 2006, we had received interim insura
eries in excess of the net book value of damaged assets and p
costs incurred. The costs incurred to date were less than the a
business interruption proceeds. Therefore, all post-storm c
expected recoveries have been recorded net within "Ge
administrative" expenses in the accompanying consolidated s
of income, except for depreciation of non-damaged assets, wh

sified as "Depreciation and amortization." Insurance recoveries received in excess of the amount of damaged assets and post-storm costs incurred of $86 million have been recognized as income related to property damage and included in "Property transactions, net" within the accompanying consolidated statements of income.

Cash received for insurance recoveries are treated in the statement of cash flows as cash flows from investing activities if the recoveries relate to property damage, and cash flows from operations if the recoveries relate to business interruption. During 2006, we received $309 million in insurance recoveries. We classified $200 million as investing cash flows related to property damage and $109 million as operating cash flows.

RESULTS OF OPERATIONS

Summary Financial Results

The following table summarizes our financial results:

(In thousands, except per share data)

Year Ended December 31,	**2006**	**%Change**	2005	%Change	2004
Net revenues	**$7,175,956**	**17%**	$ 6,128,843	53%	$ 4,001,804
Operating income	**1,758,248**	**32%**	1,330,065	43%	932,613
Income from continuing operations	**635,996**	**46%**	435,366	26%	345,209
Net income	**648,264**	**46%**	443,256	7%	412,332
Diluted income from continuing operations per share	**$ 2.18**	**48%**	$ 1.47	24%	$ 1.19
Diluted net income per share	**2.22**	**48%**	1.50	5%	1.43

References to "same-store" throughout Management's Discussion and Analysis exclude the Mandalay resorts, Monte Carlo and Beau Rivage, including income from insurance recoveries, for all periods. We owned 50% of Monte Carlo prior to the Mandalay acquisition and acquired the other 50% in the Mandalay acquisition.

On a consolidated basis, the most important factors and trends c tributing to our performance over the last three years have been:

- The addition of Mandalay's resorts on April 25, 2005. For the year en December 31, 2006, net revenue for these operations was $2.7 billion operating income was $657 million. For the eight months we owned Mandalay resorts in 2005, net revenue for these operations was $1.8 bil and operating income was $426 million.
- Our ongoing capital investments in our resorts, which we believe is allov us to market more effectively to visitors, capture a greater share of our visit increased travel budgets, and generate premium pricing for our resorts' roc and other amenities.
- The overall positive economic environment in the United States si 2004, particularly in the leisure and business travel segments, resultin increases in room pricing and increased visitation, particularly at our Vegas Strip resorts.
- The labor contract covering employees at our Las Vegas Strip resorts si mid-2002, which provides for significant annual wage and benefits increa through mid-2007.
- The adoption of Statement of Financial Accounting Standards No. 123 "Share-Based Payment" ("SFAS 123(R)"). We recorded $70 millior additional stock compensation expense in 2006 as a result of adopting SI 123(R). Prior to January 1, 2006, we did not recognize expense for emplo stock options.
- The closure of Beau Rivage in August 2005 after Hurricane Katrina and s sequent reopening in August 2006. As a result, operating income at B Rivage was $104 million, $40 million, and $60 million in 2006, 2005 and 20 respectively. 2006 operating income includes income from insurance reco ies of $86 million.
- Recognition of our share of profits from the closings of condominium unit Tower 1 and Tower 2 of The Signature at MGM Grand. The venture recc revenue and cost of sales as units close. Tower 1 was completed in May 2 and 100% of unit sales had been recognized through December 31, 20 Tower 2 was completed in November 2006 and 87% of the unit sales Tower 2 had been recognized through December 31, 2006. For the year, recognized income of approximately $102 million related to our share of venture's profits and $15 million of deferred profit on land contributed to venture. These amounts are classified in "Income from unconsolidated a ates" in the accompanying consolidated statements of income.

As a result of the above factors, our net revenues increased 17% in 2006, and 53% in 2005. Operating margins were 25% in 2006 compared to 22% in 2005, and 23% in 2004. See further discussion of operating income and operating margins in "Operating Results" below. The increase in income from continuing operations generally resulted from the increased operating income, offset in part by increased interest expense, discussed below in "Non-operating Results."

Operating Results

The following table includes key information about our operating results:

(In thousands)

Year Ended December 31,	**2006**	**%Change**	2005	%Change	2004
Net revenues	**$ 7,175,956**	**17%**	$ 6,128,843	53%	$ 4,001,804
Operating expenses:					
Casino & hotel	**3,813,386**	**15%**	3,316,870	55%	2,138,644
General & administrative	**1,070,942**	**20%**	889,806	57%	565,387
Corporate expense	**161,507**	**24%**	130,633	68%	77,910
Preopening, restructuring and property transactions, net	**(3,583)**	**(107)%**	52,714	118%	24,135
Depreciation and amortization	**629,627**	**12%**	560,626	46%	382,773
	5,671,879	**15%**	4,950,649	55%	3,188,849
Income from unconsolidated affiliates	**254,171**	**67%**	151,871	27%	119,658
Operating income	**$ 1,758,248**	**32%**	$ 1,330,065	43%	$ 932,613

The 2006 and 2005 increase in net revenues resulted prin
the addition of Mandalay. Net revenues for 2006 includes
of operations for Mandalay resorts and 2005 includes appro
months of operations for Mandalay resorts. On a same-store
revenues increased 5% in 2006 on top of a 12% increase
Additionally, net revenues increased significantly at many of our
both 2006 and 2005 as a result of stronger year-over-year roo
and increased volumes in gaming and across all non-gaming are
trends were particularly prominent at Bellagio, The Mirage and M
Las Vegas as a result of new and expanded amenities at those

Operating income for 2006 increased 32% over 2005; s
operating income increased 15%, partially due to the increases i
discussed above with continued strong operating margins. I
we recognized income of $102 million from our share of profits
Signature at MGM Grand along with a $15 million gain on land c
to the venture. Partially offsetting these items was the $70 millio
mental stock-based compensation expense. Excluding these ite
store operating income increased 10%, with an operating marg
in 2006 compared to 21% in 2005.

In 2005, operating income did not increase to the same ext
revenues, largely due to already strong operating margins, a l
normal bad debt provision in 2004, higher corporate expense
preopening, restructuring and property transactions, net. This res
operating margin of 21% versus 24% in 2004. Corporate expense
as a percentage of revenue due primarily to merger integration c

Operating margins in 2007 will be positively impacted by
profits on the sale of the remaining condominium units at The S
MGM Grand and any income recognized for additional insuranc
ies related to Hurricane Katrina. Excluding these items from both
2006, we expect margins will remain relatively consistent betwee

Operating Results – Detailed Revenue Information

The following table presents detail of our net revenues:

(In thousands)

Year Ended December 31,	2006	%Change	2005	%Change	2004
Casino revenue, net:					
Table games	**$1,251,304**	**13%**	$1,107,337	18%	$ 938,281
Slots	**1,770,176**	**13%**	1,563,485	44%	1,083,979
Other	**108,958**	**16%**	93,724	60%	58,492
Casino revenue, net	**3,130,438**	**13%**	2,764,546	33%	2,080,752
Non-casino revenue:					
Rooms	**1,991,477**	**22%**	1,634,588	84%	889,443
Food and beverage	**1,483,914**	**17%**	1,271,650	57%	807,535
Entertainment, retail and other	**1,190,904**	**17%**	1,018,813	61%	634,412
Non-casino revenue	**4,666,295**	**19%**	3,925,051	68%	2,331,390
	7,796,733	**17%**	6,689,597	52%	4,412,142
Less:					
Promotional allowances	**(620,777)**	**11%**	(560,754)	37%	(410,338)
	$ 7,175,956	**17%**	$ 6,128,843	53%	$ 4,001,804

On a same-store basis, table games revenue, including baccarat, increased 7% over 2005 with strong baccarat volume – up 4% – and a somewhat higher hold percentage. In 2005, table games revenue, including baccarat, was flat on a same-store basis. A 4% increase in table games volume was offset by a slightly lower hold percentage. Hold percentages were within our normal range for all three years presented.

On a same-store basis, slots revenue increased 3% in 2006 as a re of significant increases at MGM Grand Las Vegas and TI. In additi Mandalay Bay, Luxor and Excalibur benefited from upgraded slot machi and the roll-out of our Players Club loyalty program. In 2005, slots r enue increased 11% on a same-store basis. Additional volume in 20 was generated by the Spa Tower at Bellagio – Bellagio's slots reve increased over 30% - and the traffic generated by *KÀ* and other ameni at MGM Grand Las Vegas, where slots revenue increased almost 10%

Hotel revenue increased 22% in 2006 with a 3% increase in com ny-wide REVPAR. On a same-store basis, hotel revenue increased 4% 2006 over 2005 due to strong room pricing. A 7% increase in same-st REVPAR was the result of ADR increasing from $164 in 2005 to $17 2006 and occupancy of 97% versus 96% in the prior year. In 2005, h revenue increased 20% on a same-store basis. We had more rooms av able as a result of the Bellagio expansion and 2004 room remodel acti at MGM Grand Las Vegas, and our company-wide same-store REVP increased 12% to $157. The increase in REVPAR in 2005 was mainly ra driven, as same-store occupancy was consistent at 96%.

Other non-gaming revenue increased 17% over prior year. Same-st entertainment revenues increased 9% due to revenues generated fr *Love*, the Beatles-themed Cirque du Soleil show at The Mirage. In 20 other non-gaming revenue increased significantly, with *KÀ* leading to a 3 increase in same-store entertainment revenue and several new restaura and bars at MGM Grand Las Vegas, Bellagio, TI and The Mirage leading a 15% increase in same-store food and beverage revenue. We expect th increases to continue in 2007, as we continue to invest in new amenities our resorts, particularly at Mandalay Bay, where among other new ameni we will complete a major pool area renovation in mid-2007.

Operating Results – Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. In periods prior to January 1, 2006, such expense consisted only of restricted stock amortization and expense associated with stock options granted to non-employees. Beginning January 1, 2006, stock compensation expense includes the cost of all stock-based awards to employees under SFAS 123(R).

The following table shows the amount of incremental compensation related to employee stock-based awards included within each income statement expense caption:

(In thousands)

Year ended December 31,		2006
Casino	$	13,659
Other operating departments		5,319
General and administrative		19,722
Corporate expense and other		30,421
Income from discontinued operations		1,267
	$	70,388

Preopening and start-up expenses consisted of the following:

(In thousands)

Year Ended December 31,		2006		2005		2004
CityCenter	$	9,429	$	5,173	$	—
MGM Grand Macau		5,057		1,914		—
MGM Grand Detroit		3,313		503		—
The Signature at MGM Grand		8,379		1,437		668
Love at The Mirage		3,832		—		—
Jet nightclub at The Mirage		—		1,891		—
Bellagio expansion		—		665		3,805
KÀ		—		1,871		3,655
Other		6,352		2,298		2,148
	$	36,362	$	15,752	$	10,276

Preopening and start-up expenses for CityCenter will continue to increase each year as the project nears its expected completion in late 2009. MGM Grand Macau preopening and start-up expenses relate to our share of that venture's preopening costs and will increase significantly in 2007 as the project is expected to open in late 2007. MGM Gra preopening and start-up expenses will also increase significantl as the resort is expected to open in the fourth quarter of 2007. P and start-up costs for The Signature at MGM Grand relate to associated with preparing the towers for rental operations.

Restructuring costs (credit) consisted of the following:

(In thousands)

Year Ended December 31,		2006		2005	
Contract termination costs	$	—	$	—	$
Other		1,035		(59)	
	$	1,035	$	(59)	$

There were no material restructuring activities in 2006 and December 31, 2006, there were no material restructuring acc material restructuring costs have been fully paid or otherwise re 2004, restructuring costs include $3 million for contract termina related to the Aqua restaurant at Bellagio and $2 million of reduction costs at MGM Grand Detroit as a result of our efforts to the impact of a gaming tax increase in Michigan.

Property transactions, net consisted of the following:

(In thousands)

Year Ended December 31,		2006		2005	
Impairment of assets to be disposed of	$	40,865	$	22,651	$
Write-off of abandoned capital projects		—		5,971	
Demolition costs		348		5,362	
Insurance recoveries		(86,016)		—	
Other net losses on asset sales or disposals		3,823		3,037	
	$	(40,980)	$	37,021	$

Impairments in 2006 included $22 million related to the write tram connecting Bellagio and Monte Carlo, including the statior resorts, in preparation for construction of CityCenter. Other im related to assets being replaced in connection with several sma projects, primarily at MGM Grand Las Vegas, Mandalay Bay and The Mirage, as well as the $4 million write-off of Luxor's investment in the *Hairspray* show. Insurance recoveries in 2006 relate to the interim insurance recoveries received related to property damage from Hurricane Katrina in excess of the book value of the damaged assets and post-storm costs incurred as of December 31, 2006 – see "Financial Statement Impact of Hurricane Katrina."

In 2005, impairments related primarily to assets removed from service in connection with capital projects at several resorts, including Bellagio, TI, The Mirage and Mandalay Bay. The amounts recorded were based on the net book value of the disposed assets. Demolition costs related primarily to room remodel activity at MGM Grand Las Vegas and the new showroom at The Mirage.

Demolition costs in 2004 related primarily to preparation for the Bellagio standard room remodel, Bellagio expansion and *KÀ* theatre at MGM Grand Las Vegas.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

(In thousands)

Year Ended December 31,	2006	2005	2004
Interest cost	**$ 882,501**	$ 670,285	$ 390,588
Less: Capitalized interest	**(122,140)**	(29,527)	(23,005)
Interest expense, net	**$ 760,361**	$ 640,758	$ 367,583
Cash paid for interest, net of amounts capitalized	**$ 778,590**	$ 588,587	$ 321,008
Weighted average total debt balance	**$ 12.7 billion**	$ 10.1 billion	$ 5.5 billion
End-of-year ratio of fixed-to-floating debt	**66/34**	61/39	99/1
Weighted average interest rate	**7.1%**	6.8%	7.3%

Interest costs increased in 2006 over 2005 due to higher average outstanding debt due to a full year of debt outstanding related to the Mandalay acquisition, incremental borrowings in 2006 to fund capital investments, and a slightly higher average interest rate. Capitalized interest increased in 2006 as we continued to capitalize interest on the CityCenter construction and our investment in MGM Grand Macau. The increase in our weighted average interest rate was due to slightly higher market rates, which affects our variable rate debt.

Interest cost was higher in 2005 due to the funding of the cash consideration in the Mandalay acquisition through senior credit facility borrowings, and the assumption of debt in the Mandalay acqu tion. While variable market interest rates continued to increase in 20 our effective interest rate decreased due to a more normalized ratio variable rate debt in 2005; our variable interest rate under our senior cre facility has been lower than the interest rates on our fixed-rate borro ings. Capitalized interest increased in 2005 as we began capitaliz interest on CityCenter and our investment in MGM Grand Macau.

The following table summarizes information related to our income tax

(In thousands)

Year Ended December 31,	2006	2005	20
Income from continuing operations before income tax	**$ 977,926**	$ 667,085	$ 548,8
Income tax provision	**341,930**	231,719	203,6
Effective income tax rate	**35.0%**	34.7%	37.
Cash paid for income taxes	**$ 369,450**	$ 75,776	$ 128,3

The effective income tax rate in 2006 was slightly higher than 20 Tax reserves that were no longer required, primarily due to guidar issued by the Internal Revenue Service related to the deductibility of c tain complimentaries, were reversed during 2006, but such reversal v less than the one-time tax benefit recognized in 2005 due to the repat tion of foreign earnings from Australia – see below.

The effective income tax rate in 2005 was lower than in 2004 c primarily to a tax benefit realized from the repatriation of foreign earnir from Australia as a result of the provisions of the American Jobs Creat Act of 2004 that provided for a special one-time deduction of 85 perc on certain repatriated earnings of foreign subsidiaries. Additionally, in 20 the Company accrued additional state deferred taxes related to cap investments in New Jersey and incurred non-deductible costs related t Michigan ballot initiative; neither of these items recurred in 2005.

Cash paid for income taxes increased significantly in 2006 due marily to the payment of taxes on the gain on Mandalay's sale of MotorC Casino, taxable income associated with the sales of units at the Sig ture at MGM Grand, and an increase in pre-tax income resulting from Mandalay merger and continued improvements in operating results.

In 2005, taxes paid were lower than 2004 in part due to increased benefits from stock option exercises and one-time benefit plan deductio partially offset by decreased accelerated tax depreciation deductions a increased pre-tax income. In addition, a federal tax overpayment fr 2004 was applied to 2005, reducing the 2005 tax payments.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows – Summary

Our cash flows consisted of the following:

(In thousands)

Year Ended December 31,	2006	2005	2004
Net cash provided by operations	**$ 1,241,952**	$ 1,182,796	$ 829,247
Investing cash flows:			
Capital expenditures	**(1,884,053)**	(759,949)	(702,862)
Acquisition of Mandalay Resort Group, net	**—**	(4,420,990)	—
Proceeds from the sale of subsidiaries, net	**—**	—	345,730
Hurricane Katrina insurance proceeds	**199,963**	46,250	—
Investments in unconsolidated affiliates	**(86,000)**	(183,000)	(11,602)
Other	**117,663**	14,872	20,981
Net cash used in investing activities	**(1,652,427)**	(5,302,817)	(347,753)
Financing cash flows:			
Net borrowing (repayment) under bank credit facilities	**(393,150)**	4,725,000	(1,574,489)
Issuance of long-term debt	**1,500,000**	880,156	1,528,957
Repayment of long-term debt	**(444,500)**	(1,408,992)	(52,149)
Issuance of common stock	**89,113**	145,761	135,910
Purchase of treasury stock	**(246,892)**	(217,316)	(348,895)
Other	**5,453**	(61,783)	(15,306)
Net cash provided by (used in) financing activities	**510,024**	4,062,826	(325,972)
Net increase (decrease) in cash and cash equivalents	**$ 99,549**	$ (57,195)	$ 155,522

Cash Flows – Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding non-cash charges, since our business is primarily cash-based. Cash flow from operations has increased in each of the last two years as a result of higher operating income offset by higher interest and tax payments – tax payments in particular increased to $369 million in 2006 versus $76 million in 2005. In addition, $109 million of insurance recoveries has been reflected as operating cash inflows in 2006 and $90 million of spending on CityCenter residential projects has been reflected as operating cash outflows in 2006. In 2006, the $48 million excess tax benefit from stock-based compensation is included as cash flows from financing activities; in prior years, this amount was included in operating cash flows.

At December 31, 2006 and 2005, we held cash and cash e of $453 million and $378 million, respectively. We require a certa of cash on hand to operate our resorts. The amount requirec increased in 2006 due to the reopening of Beau Rivage and t mentation of ticket and ATM kiosks on our gaming floors, which efficiency for customer transactions but require more cash Beyond our cash on hand, we utilize a company-wide cash ma system to minimize the amount of cash held in banks. Funds from accounts at our resorts daily into central bank accounts, a funds are invested overnight or are used to repay borrowings bank credit facilities.

Cash Flows – Investing Activities

In 2006, we spent $1.4 billion, excluding capitalizec on development projects, including the non-residential comp CityCenter, the permanent MGM Grand Detroit resort and the of Beau Rivage. Remaining capital expenditures of $500 millio ed of capital expenditures at existing resorts, including spendi new theatre and new restaurants at The Mirage, and capitalize Investments in unconsolidated affiliates of $86 million in the 20 represent partial funding of a required loan, in an amount up to $1 (including accrued interest), to MGM Grand Macau. We are acco the loan as additional capital investment due to the subordinat of our repayment rights under the loan. Also, construction increased due to an increase in construction activity at CityCen is included in "Other" in the above table. Offsetting these expendi $200 million in insurance proceeds related to Hurricane Katrina.

In 2005, capital expenditures were $760 million, and inclu enhancements and other projects at MGM Grand Las Vegas, exp for The Mirage theatre, and preliminary expenditures for CityC the permanent casino in Detroit. Also in the 2005 period, we c the acquisition of Mandalay, with net cash paid of $4.4 billion, and $183 million in MGM Grand Macau.

Capital expenditures in 2004 consisted of capital projects the Bellagio expansion and the *KÀ* theatre at MGM Grand L and maintenance capital activities, such as room remodel projec York – New York and MGM Grand Las Vegas and new resta entertainment amenities at several resorts. The sale of the Golde Subsidiaries closed in January 2004 with net proceeds to the of $210 million. The sale of MGM Grand Australia closed in July net proceeds to the Company of $136 million.

Cash Flows – Financing Activities

We borrowed net debt of $662 million in 2006. The increase in net debt was due primarily to the level of capital expenditures, investments in unconsolidated affiliates and share repurchases. At December 31, 2006 our senior credit facility had a balance of $4.4 billion, with available liquidity of $2.6 billion. We had the following issuances of senior notes in 2006:

- In April 2006, we issued $500 million of 6.75% senior notes due 2013 and $250 million of 6.875% senior notes due 2016.
- In December 2006, we issued $750 million of 7.625% senior notes due 2017.

In 2006, we repaid at their scheduled maturity our $200 million 6.45% senior notes and our $245 million 7.25% senior notes.

Our primary financing activities in 2005 related to the Mandalay acquisition. The cash purchase price of Mandalay was funded from borrowings under our senior credit facility. We also issued $875 million of fixed rate debt in various issuances:

- In June 2005, we issued $500 million of 6.625% senior notes due 2015.
- In September 2005, we issued $375 million of 6.625% senior notes due 2015.

In the first quarter of 2005, we repaid at their scheduled maturity two issues of senior notes at their maturity – $176.4 million of 6.625% senior notes and $300 million of 6.95% senior notes – and redeemed one issue of senior notes due in 2008 – $200 million of 6.875% senior notes. The redemption of the 2008 senior notes resulted in a loss on early retirement of debt of $20 million, which is classified as "Other, net" in the accompanying consolidated statements of income. In addition, in the second quarter of 2005 we initiated a tender offer for several issuances of Mandalay's senior notes and senior subordinated notes totaling $1.5 billion. Holders of $155 million of Mandalay's senior notes and senior subordinated notes redeemed their holdings. Holders of Mandalay's floating rate convertible senior debentures with a principal amount of $394 million had the right to redeem the debentures for $566 million through June 30, 2005. $388 million of principal of the convertible debentures were tendered for redemption and redeemed for $558 million.

In 2004, we issued $1.5 billion of fixed rate debt in various issuance

- In February and March 2004, we issued $525 million of 5.875% senior n due 2014;
- In August 2004, we issued $550 million of 6.75% senior notes due 2012.
- In September 2004, we issued $450 million of 6% senior notes due 2009 premium to yield 5.65%.

In 2004, we repaid a net $1.6 billion on our bank credit facilities the proceeds from the above offerings.

Our share repurchases are only conducted under repurchase progra approved by our Board of Directors and publicly announced. At Decem 31, 2006, we had 8 million shares available for repurchase under the 2004 authorization. Our share repurchase activity was as follows:

(In thousands)

Year Ended December 31,	2006	2005	20
November 2003 authorization			
(16 million shares purchased)	$ —	$ —	$ 348,8
July 2004 authorization			
(6.5 million and 5.5 million			
shares purchased)	246,892	217,316	
	$ 246,892	$ 217,316	$ 348,8
Average price of shares repurchased	$ 37.98	$ 39.51	$ 21

We received $89 million, $146 million and $136 million in proce from the exercise of employee stock options in the years ended Decem 31, 2006, 2005 and 2004, respectively.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior and subo nated notes and our senior credit facility. We pay fixed rates of inte ranging from 5.875% to 10.25% on the senior and subordinated no We pay variable interest based on LIBOR on our senior credit fac Our current senior credit facility is a $7.0 billion, five-year credit fac with a syndicate of banks led by Bank of America, N.A., and consist a $4.5 billion revolving credit facility and a $2.5 billion term loan fac As of December 31, 2006, we had approximately $2.6 billion of a able liquidity under our senior credit facility.

All of our principal debt arrangements are guaranteed by each of our material subsidiaries, excluding MGM Grand Detroit, LLC and our foreign subsidiaries. MGM Grand Detroit is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. None of our assets serve as collateral for our principal debt arrangements.

Other Factors Affecting Liquidity

Long-term Debt Payable in 2007. We have a total of $1.4 billion in senior notes and senior subordinated notes that we expect to repay at maturity in the second and third quarters of 2007.

Distributions from The Signature at MGM Grand. Tower 1 of The Signature at MGM Grand was completed in the second quarter of 2006. We received distributions totaling $51 million related to Tower 1. Distributions for Tower 2 began in 2006 and as of December 31, 2006, we had received $43 million of such distributions. We expect to receive additional distributions on Tower 2, as well as Tower 3, in 2007. Tower 3 is expected to be completed in April 2007 and closings will begin shortly thereafter.

Sale of Primm Valley Resorts and Laughlin Properties. In October 2006, we entered into an agreement to sell Colorado Belle and Edgewater for $200 million and an agreement to sell the Primm Valley Resorts for $400 million. We will use the net proceeds from the sales to repay borrowings under our senior credit facility. Both agreements are subject to regulatory approval and other customary closing conditions, and we expect both sales to be completed by the second quarter of 2007, at which time we expect to record substantial gains on both sales.

CityCenter. In November 2004 we announced a plan to develop a multi-billion dollar urban metropolis, CityCenter, on the Las Vegas Strip between Bellagio and Monte Carlo. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 470,000 square feet of retail shops, dining and entertainment venues; and approximately 2.3 million square feet of residential space in approximately 2,700 luxury condominium and condominium-hotel units in multiple towers.

We believe CityCenter will cost approximately $7 billion,
land costs. After estimated proceeds of $2.5 billion from the sa
dential units, we believe the net project cost will be approxim
billion. CityCenter is located on a 67-acre site with a carryin
approximately $1 billion. We expect the project to open in late

Detroit Permanent Casino. The permanent casino at MG
Detroit is expected to open in late 2007 at a cost of approxima
million, excluding license and land costs, and will feature a 400-r
100,000-square foot casino, numerous restaurant and entertainm
nities, and spa and convention facilities. The permanent casino
on a 25-acre site with a carrying value of approximately $50
addition, we recorded license rights with a carrying value of $1
as a result of MGM Grand Detroit's obligations to the City of Detr
nection with the permanent casino development agreement.

Macau. We own 50% of MGM Grand Paradise Limited,
which is developing, and will operate, MGM Grand Macau, a ho
resort in Macau S.A.R. Pansy Ho Chiu-king owns the other 50%
Grand Paradise Limited. MGM Grand Macau will be located o
site and will feature at least 345 table games and 1,035 slots
for significant expansion. Other features will include approxim
rooms, suites and villas, a luxurious spa, convention space, a
dining destinations, and other attractions. MGM Grand Macau i
ed to cost approximately $850 million, excluding license and l
costs. The subconcession agreement, which allows MGM Grand
Limited to operate a casino in Macau, cost $200 million and the
agreement with the government of Macau is estimated to cost $
Construction of MGM Grand Macau began in the second quart
and the resort is anticipated to open in late 2007. We have inve
million in the venture and are committed to loaning the venture
additional $9 million. The venture has obtained a $700 million b
facility which, along with equity contributions and shareholde
expected to be sufficient to fund the construction of MGM Gran

MGM Grand Paradise Limited recently announced that it
engaged in discussions with the Government of Macau S.A.R
ing the development of its second major resort project in Ma
located in Cotai. The site, scope and financing related to this p
still being evaluated.

Beau Rivage Rebuilding. Beau Rivage reopened in August 2006. The resort's guest rooms, casino floor and most public areas opened in August, and three restaurants and the showroom opened in December. In addition, Fallen Oak, a Tom Fazio-designed golf course, opened in November 2006.

We believe that a large portion of the costs to rebuild Beau Rivage will be covered under our insurance policies. However, we cannot determine the exact amount of reimbursement until we submit our claims and receive notice of approval from our insurers. It is also uncertain as to the timing of such reimbursements, and we have been funding the rebuilding costs in advance of receiving reimbursements from our insurers.

New York Racing Association. We have entered into a definitive agreement with the New York Racing Association ("NYRA") to manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseracing facility in metropolitan New York. Subject to receipt of requisite New York State approvals, we will assist in the development of the facility, including providing project financing up to $190 million, and will manage the facility for a term of five years (extended automatically if the financing provided by us is not fully repaid) for a fee. We believe, based on recent legislative changes, that our agreement with respect to installation of VLTs at Aqueduct would extend past the expiration of NYRA's current racing franchise and would be binding on any successor to NYRA in the event NYRA is not granted a new racing franchise. NYRA's recent filing for reorganization under Chapter 11 has introduced additional uncertainties, but we remain committed to the development once these uncertainties are resolved.

Mashantucket Pequot Tribal Nation. We have agreed to enter a strategic alliance, subject to definitive agreements, with the Mashantucket Pequot Tribal Nation ("MPTN"). The strategic alliance has several elements, one of which calls for the creation of a 50/50 joint venture to seek future development opportunities. We have agreed to provide a development subsidiary of MPTN with a loan of up to $200 million intended to fund a portion of that subsidiary's matching investment in any future joint development projects.

Jean Properties. We have entered into an operating agreement form a 50/50 joint venture with Jeanco Realty Development, LLC. T venture will master plan and develop a mixed-use community in Je Nevada. We will donate the Jean Properties and surrounding land to joint venture. The value of this contribution per the operating agreem will be $150 million. We expect to receive a distribution of $55 mill upon transfer of the Jean Properties and surrounding land to the ventu which is subject to the venture obtaining necessary regulatory and ot approvals, and $20 million no later than August 2008. Nevada Landin expected to close in April 2007.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist primarily of investme in unconsolidated affiliates, which currently consist primarily of our inve ments in Borgata, Grand Victoria, Silver Legacy, MGM Grand Macau a The Signature at MGM Grand. We have not entered into any transactio with special purpose entities, nor have we engaged in any derivative tra actions other than straightforward interest rate swaps. Our joint vent and unconsolidated affiliate investments allow us to realize the bene of owning a full-scale resort in a manner that minimizes our initial inve ment. We provided a guaranty for up to 50% of the interest and princi payment obligations on the construction financing for The Signature MGM Grand. Otherwise, we have not guaranteed financing obtained our investees, nor are there any other provisions of the venture agr ments which are unusual or subject us to risks to which we would not subjected if we had full ownership of the resort.

At December 31, 2006, we had outstanding letters of credit total $59 million, of which $50 million support bonds issued by the Econor Development Corporation of the City of Detroit. These bonds are record as a liability in our consolidated balance sheets. This obligation was und taken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2006:

(In millions)

	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$ 1,402	$ 377	$ 1,276	$ 1,123	$ 4,914	$ 3,860
Estimated interest payments on long-term debt [(1)]	865	772	733	630	548	1,013
Capital leases	2	1	—	—	—	—
Operating leases [(2)]	16	14	12	11	11	355
Long-term liabilities [(3)]	116	5	54	5	2	17
Other purchase obligations:						
Construction commitments [(4)]	1,012	249	30	3	—	100
Employment agreements	134	74	40	4	—	—
Entertainment agreements [(5)]	128	30	15	—	—	—
Other [(6)]	190	49	3	1	—	4
	$ 3,865	$ 1,571	$ 2,163	$ 1,777	$ 5,475	$ 5,349

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2006 and forecasted LIBOR rates for our bank credit facility.

(2) The majority of these amounts relate to ground leases for land in Primm, Nevada. These lease obligations are included in the pending sale of the Primm Valley Resorts.

(3) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009. Also includes the estimated payments of obligations under our deferred compensation and supplemental executive retirement plans, based on balances as of December 31, 2006 and assumptions of retirement based on plan provisions.

(4) Included in construction commitments is $1 billion related to CityCenter. While we have entered into a contract with a general contractor for the construction of most of CityCenter, we are not committed to any component of the project until we request and approve a guaranteed *maximum price* ("GMP") for the component with the general contractor. We expect to approve GMPs for most or all of the components of CityCenter in 2007.

(5) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(6) The amount for 2007 includes approximately $88 million of open purchase orders. Other commitments are for various contracts, including corporate aircraft purchases, maintenance and other service agreements and advertising commitments.

Summary of Expected Sources and Uses of Funds

In addition to the contractual obligations disclosed abo significant operating uses of cash in 2007 include tax payments ar mitted capital spending on CityCenter residential projects. Other investing uses of cash flow in 2007 include uncommitted capital exp expected to be approximately $1.5 billion, excluding capitalized ir the residential components of CityCenter.

We plan to fund our contractual obligations and other estimat ing through a combination of operating cash flow, available borrow our senior credit facility and potential issuances of fixed rate long- We generated almost $1.2 billion in operating cash flow in 2006, wh ed deductions for interest payments, tax payments and certain co committed payments reflected in the above table, including operat employment agreements and entertainment agreements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our results of o and liquidity and capital resources are based on our consolidate statements. To prepare our consolidated financial statements dance with accounting principles generally accepted in the Uni of America, we must make estimates and assumptions that amounts reported in the consolidated financial statements. W evaluate these estimates and assumptions, particularly in area sider to be critical accounting estimates, where changes in the and assumptions could have a material impact on our results tions, financial position or cash flows. Senior management anc Committee of the Board of Directors have reviewed the d included herein about our critical accounting estimates, reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table gam at Bellagio, MGM Grand Las Vegas, Mandalay Bay and The M other facilities do not emphasize marker play to the same extent we offer markers to customers at those casinos as well.

We maintain strict controls over the issuance of markers ar sively pursue collection from those customers who fail to pay th balances timely. These collection efforts are similar to those use large corporations when dealing with overdue customer accounts the mailing of statements and delinquency notices, personal co use of outside collection agencies and civil litigation. Markers ar legally enforceable instruments in the United States. At December 31, 2006 and 2005, approximately 48% and 44%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2006 and 2005, approximately 37% and 42%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

(In thousands)

At December 31,	2006	2005	2004
Casino accounts receivable	**$ 248,044**	$ 221,873	$ 174,713
Allowance for doubtful casino accounts receivable	**83,327**	68,768	57,111
Allowance as a percentage of casino accounts receivable	**34%**	31%	33%
Median age of casino accounts receivable	**46 days**	39 days	33 days
Percentage of casino accounts outstanding over 180 days	**21%**	19%	15%

The allowance for doubtful accounts as a percentage of casino accou receivable has increased slightly in the current year due to aging of accour At December 31, 2006, a 100 basis-point change in the allowance for dou ful accounts as a percentage of casino accounts receivable would change income by $1.6 million, or less than $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. For the majority of property and equipment, cost has been determined based on estimat fair values in connection with the Mandalay acquisition and the May 20 Mirage Resorts acquisition. Maintenance and repairs that neither materi add to the value of the property nor appreciably prolong its life are charg to expense as incurred. Depreciation and amortization are provided o straight-line basis over the estimated useful lives of the assets. We acco for construction projects in accordance with Statement of Financial Accou ing Standards No. 67, "Accounting for Costs and Initial Rental Operations Real Estate Projects." When we construct assets, we capitalize direct co of the project, including fees paid to architects and contractors, prope taxes, and certain costs of our design and construction subsidiaries.

We must make estimates and assumptions when accounting for ca ital expenditures. Whether an expenditure is considered a maintenar expense or a capital asset is a matter of judgment. When constructing purchasing assets, we must determine whether existing assets are be replaced or otherwise impaired, which also may be a matter of judgme Our depreciation expense is highly dependent on the assumptions make about our assets' estimated useful lives. We determine the estimat useful lives based on our experience with similar assets, engineer studies, and our estimate of the usage of the asset. Whenever events circumstances occur which change the estimated useful life of an ass we account for the change prospectively.

In accordance with Statement of Financial Accounting Standa No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest c associated with major development and construction projects is ca talized as part of the cost of the project. Interest is typically capitaliz on amounts expended on the project using the weighted-average c of our outstanding borrowings, since we typically do not borrow fur directly related to a development project. Capitalization of interest sta when construction activities, as defined in SFAS 34, begin and ceas when construction is substantially complete or development activity suspended for more than a brief period.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2006, 2005 and 2004. In October 2006, we entered into agreements to sell Primm Valley Resorts and Laughlin Properties. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated. In February 2004, we entered into an agreement to sell MGM Grand Australia. The fair value les sell exceeded the carrying value, therefore no impairment was Other than the above items, we are not aware of events or circu through December 31, 2006 that would cause us to review ar long-lived assets for impairment.

Income taxes

We are subject to income taxes in the United States, a eral states and foreign jurisdictions in which we operate. W for income taxes in accordance with Statement of Financial A Standards No. 109, "Accounting for Income Taxes" ("SFAS 1 109 requires the recognition of deferred tax assets, net cable reserves, related to net operating loss carryforwards a temporary differences. The standard requires recognition of a benefit to the extent that realization of such benefit is more likel Otherwise, a valuation allowance is applied.

At December 31, 2006, we had $144 million of deferred and $3.5 billion of deferred tax liabilities. Except for certain N state net operating losses, certain other New Jersey state de assets, a foreign tax credit carryforward and certain foreign de assets, we believe that it is more likely than not that our de assets are fully realizable because of the future reversal of existi temporary differences and future projected taxable income. The allowance at December 31, 2006 related to the New Jersey de assets, the foreign tax credit carryforward and foreign deferred were $6 million, $2 million and $2 million, respectively.

Our income tax returns are subject to examination by t Revenue Service ("IRS") and other tax authorities. While positi in tax returns are sometimes subject to uncertainty in the tax do not take such positions unless we have "substantial autho so under the Internal Revenue Code and applicable regulation take positions on our tax returns based on substantial authori not ultimately accepted by the IRS.

We assess such potential unfavorable outcomes based teria of Statement of Financial Accounting Standards No. 5, "A for Contingencies" ("SFAS 5"). We establish a tax reserve if a able outcome is probable and the amount of the unfavorable can be reasonably estimated. We assess the potential ou tax uncertainties on a quarterly basis. In determining whether the probable criterion of SFAS 5 is met, we presume that the taxing authority will focus on the exposure and we assess the probable outcome of a particular issue based upon the relevant legal and technical merits. We also apply our judgment regarding the potential actions by the tax authorities and resolution through the settlement process.

We maintain required tax reserves until such time as the underlying issue is resolved. When actual results differ from reserve estimates, we adjust the income tax provision and our tax reserves in the period resolved. For tax years that are examined by taxing authorities, we adjust tax reserves in the year the tax examinations are settled. For tax years that are not examined by taxing authorities, we adjust tax reserves in the year that the statute of limitations expires. In addition, resolution of uncertainties may occur upon the issuance of specific IRS guidance on the issue. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters. See also "Recently Issued Accounting Standards — Uncertain Tax Positions."

In the third quarter of 2006, we reversed tax reserves of $6 million that were no longer required based upon guidance issued by the IRS during the quarter related to the deductibility of certain complimentaries, resulting in a reduction in our provision for income taxes. In the third quarter of 2004, the statute of limitations expired for our 2000 tax return, resulting in a reduction of our tax reserves of $6 million and a corresponding reduction in our provision for income taxes.

The IRS is in the final stages of auditing our 2001 and 2002 tax returns and has initiated an audit of the 2003 and 2004 tax returns. The tax returns for subsequent years are also subject to possible future examination. The statutes of limitation for assessing tax have expired on all years prior to 2001.

We classify reserves for tax uncertainties within "Other accrued liabilities" in the accompanying consolidated balance sheets, separate from any related income tax payable or deferred income taxes. Reserve amounts may relate to the deductibility of an item, as well as potential interest associated with those items.

A portion of our tax reserves was assumed in the Mirage Resorts and Mandalay acquisitions. Any future adjustments to the acquired Mirage Resorts and Mandalay tax reserves will be recorded as an adjustment to goodwill.

Stock-based Compensation

We account for stock-based compensation in accordance with SF/ 123(R). We measure fair value of share-based awards using the Blac Scholes model. There are several management assumptions required determine the inputs into the Black-Scholes model. We have determine that our volatility and expected term assumptions can significantly impa the fair value of stock-based awards. The extent of the impact will depen in part, on the extent of stock-based awards in any given year. In 2006, v granted 1.9 million stock appreciation rights with a total fair value of $: million. In 2005, we granted 14.6 million stock options and stock apprec tion rights with a total fair value of $186 million.

For 2006 awards, a 10% change in the volatility assumption (33 for 2006; for sensitivity analysis, volatility was assumed to be 30% a 36%) would have resulted in a $1.8 million, or 6%, change in fair valu A 10% change in the expected term assumption (4.1 years for 2006; sensitivity analysis, expected term was assumed to be 3.7 years and 4 years) would have resulted in a $1.5 million, or 5%, change in fair valu These changes in fair value would have been recognized over the five-ye vesting period of such awards. It should be noted that a change in t expected term would cause other changes, since the risk-free rate a volatility assumptions are specific to the term; we did not attempt to adj those assumptions in performing the sensitivity analysis above.

Business Combinations

We account for business combinations in accordance with Stat ment of Financial Accounting Standards No. 141, "Accounting Business Combinations" ("SFAS 141") and Statement of Financial Accour ing Standards No. 142, "Accounting for Goodwill and Other Intangit Assets" ("SFAS 142"), and related interpretations. SFAS 141 requir that we record the net assets of acquired businesses at fair value, a we must make estimates and assumptions to determine the fair value these acquired assets and assumed liabilities.

The determination of the fair value of acquired assets and assum liabilities in the Mandalay acquisition required us to make certain fair val estimates, primarily related to land, property and equipment and inta gible assets. These estimates require significant judgment and include variety of assumptions in determining the fair value of acquired assets a assumed liabilities, including market data, estimated future cash flow growth rates, current replacement cost for similar capacity for certain fix assets, market rate assumptions for contractual obligations and sett ment plans for contingencies and liabilities.

RECENTLY ISSUED ACCOUNTING STANDARDS

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and are classified based on the time until expected payment.

FIN 48 also requires additional disclosures related to uncertain tax positions, including a reconciliation of changes in the beginning and ending aggregate amounts of liability recorded for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Upon adoption of FIN 48 in the first quarter of 2007, we expect to record an adjustment to stockholders' equity as a cumulative effect of change in accounting principle and a reclassification between deferred income taxes and other accrued liabilities. We have completed an initial evaluation of the impact of the adoption of FIN 48 and determined that adoption will not have a material impact on our financial position or results of operations.

Materiality of Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), which documents the SEC staff's views regarding the process of quantifying financial statement misstatements. Under SAB 108, we must evaluate the materiality of an identified unadjusted error by considering the impact of both the current year error and the cumulative error, if applicable. This also means that both the impact on the current period income statement and the period-end balance sheet must be considered.

SAB 108 is effective for fiscal years ending after Novembe
Any past adjustments required to be recorded as a result of ad
108 are recorded as a cumulative effect adjustment to the o
ance of retained earnings. The adoption of SAB 108 had no im
financial position or results of operations.

Planned Major Maintenance Activities

In September 2006, the Financial Accounting Standards B
FASB Staff Position No. AUG AIR-1, "Accounting for Plan
Maintenance Activities," ("FSP AUG AIR-1"). FSP AUG AIR-
the use of the "accrue-in-advance" method of accounting f
major maintenance activities, previously one of four acceptab
included in the AICPA Industry Audit Guide for Airlines. FSP
is effective for fiscal years beginning after December 15, 200

We do not believe the adoption of FSP AUG AIR-1 wi
impact on our financial position or results of operations. W
planned major maintenance activities at our operating resorts
For our corporate aircraft, we apply the "deferral" method of ac
planned engine overhauls; the deferral method is one of the th
ing acceptable methods included in the Industry Audit Guide
Under the deferral method, the cost of each engine overhaul is
and amortized over the estimated period to the next required

MARKET RISK

Market risk is the risk of loss arising from adverse change
rates and prices, such as interest rates, foreign currency exch
and commodity prices. Our primary exposure to market risk is
risk associated with our long-term debt. We attempt to limit ou
to interest rate risk by managing the mix of our long-term fixe
rowings and short-term borrowings under our bank credit facil

As of December 31, 2006, long-term fixed rate borrow
sented approximately 66% of our total borrowings. Based on
31, 2006 debt levels, an assumed 100 basis-point change in LI
cause our annual interest cost to change by approximately $4

Management's Annual Report on Internal Control Over Financial Reporting

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE and subsidiari (the "Company").

Objective of Internal Control Over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, polici and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements a other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, a fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods present in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrat Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation as of December 31, 200 management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the period ended December 31, 2006 and issu their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on management's assessme and on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MGM MIRAGE

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Ove Reporting, that MGM MIRAGE and subsidiaries (the "Company") maintained effective internal control over financial reporting as of Dec 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessr effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opi effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting tained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating man assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal exe principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and oth nel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external p accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the as company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in a with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with tions of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of ur acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper manageme of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evalu effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequa of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of Dec 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Co Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective inte over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Co Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the co financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 28, 2007 expressed fied opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Sta 123(R), *Share-Based Payment*.

Deloitte & Touche LLP

Las Vegas, Nevada
February 28, 2007

Reports of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 20 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period end December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on t financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standar require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes asses ing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentatic We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiari as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended Decemb 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectivene of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrat Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 express an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualifi opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Las Vegas, Nevada
February 28, 2007

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

At December 31,	2006
ASSETS	
Current assets	
Cash and cash equivalents	$ 452,944
Accounts receivable, net	362,921
Inventories	118,459
Income tax receivable	18,619
Deferred income taxes	68,046
Prepaid expenses and other	124,414
Assets held for sale	369,348
Total current assets	1,514,751
Real estate under development	188,433
Property and equipment, net	17,241,860
Other assets	
Investments in unconsolidated affiliates	1,092,257
Goodwill	1,300,747
Other intangible assets, net	367,200
Deposits and other assets, net	440,990
Total other assets	3,201,194
	$ 22,146,238
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ 182,154
Construction payable	234,486
Income taxes payable	—
Current portion of long-term debt	—
Accrued interest on long-term debt	232,957
Other accrued liabilities	958,244
Liabilities related to assets held for sale	40,259
Total current liabilities	1,648,100
Deferred income taxes	3,441,157
Long-term debt	12,994,869
Other long-term obligations	212,563
Commitments and contingencies (Note 12)	
Stockholders' equity	
Common stock, $.01 par value: authorized 600,000,000 shares, issued 362,886,027 and 357,262,405 shares; outstanding 283,909,000 and 285,069,516 shares	3,629
Capital in excess of par value	2,806,636
Deferred compensation	—
Treasury stock, at cost (78,977,027 and 72,192,889 shares)	(1,597,120)
Retained earnings	2,635,989
Accumulated other comprehensive income (loss)	415
Total stockholders' equity	3,849,549
	$ 22,146,238

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Year Ended December 31,	2006	2005	2004
Revenues			
Casino	**$ 3,130,438**	$ 2,764,546	$ 2,080,752
Rooms	**1,991,477**	1,634,588	889,443
Food and beverage	**1,483,914**	1,271,650	807,535
Entertainment	**459,540**	426,175	268,595
Retail	**278,695**	253,214	181,630
Other	**452,669**	339,424	184,187
	7,796,733	6,689,597	4,412,142
Less: Promotional allowances	**(620,777)**	(560,754)	(410,338
	7,175,956	6,128,843	4,001,804
Expenses			
Casino	**1,612,992**	1,422,472	1,028,351
Rooms	**539,442**	454,082	237,837
Food and beverage	**902,278**	782,372	462,864
Entertainment	**333,619**	305,799	191,256
Retail	**179,929**	164,189	116,556
Other	**245,126**	187,956	101,780
General and administrative	**1,070,942**	889,806	565,387
Corporate expense	**161,507**	130,633	77,910
Preopening and start-up expenses	**36,362**	15,752	10,276
Restructuring costs (credit)	**1,035**	(59)	5,625
Property transactions, net	**(40,980)**	37,021	8,234
Depreciation and amortization	**629,627**	560,626	382,773
	5,671,879	4,950,649	3,188,849
Income from unconsolidated affiliates	**254,171**	151,871	119,658
Operating income	**1,758,248**	1,330,065	932,613
Non-operating income (expense)			
Interest income	**11,192**	12,037	5,663
Interest expense, net	**(760,361)**	(640,758)	(367,583
Non-operating items from unconsolidated affiliates	**(16,063)**	(15,825)	(12,298
Other, net	**(15,090)**	(18,434)	(9,585
	(780,322)	(662,980)	(383,803
Income from continuing operations before income taxes	**977,926**	667,085	548,810
Provision for income taxes	**(341,930)**	(231,719)	(203,601
Income from continuing operations	**635,996**	435,366	345,209
Discontinued operations			
Income from discontinued operations, including a gain on disposal of $82,538 in 2004	**18,473**	11,815	101,212
Provision for income taxes	**(6,205)**	(3,925)	(34,089
	12,268	7,890	67,123
Net income	**$ 648,264**	$ 443,256	$ 412,332
Basic income per share of common stock			
Income from continuing operations	**$ 2.25**	$ 1.53	$ 1.24
Discontinued operations	**0.04**	0.03	0.24
Net income per share	**$ 2.29**	$ 1.56	$ 1.48
Diluted income per share of common stock			
Income from continuing operations	**$ 2.18**	$ 1.47	$ 1.19
Discontinued operations	**0.04**	0.03	0.24
Net income per share	**$ 2.22**	$ 1.50	$ 1.43

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)

Year Ended December 31,	2006	2005
Cash flows from operating activities		
Net income	$ 648,264	$ 443,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	653,919	588,102
Amortization of debt discounts, premiums and issuance costs	(3,096)	5,791
Provision for doubtful accounts	47,950	25,846
Stock-based compensation	73,626	7,323
Property transactions, net	(41,135)	36,880
Loss on early retirements of debt	—	18,139
(Gain) loss on disposal of discontinued operations	—	—
Income from unconsolidated affiliates	(229,295)	(134,132)
Distributions from unconsolidated affiliates	212,477	89,857
Deferred income taxes	59,764	51,759
Tax benefit from stock option exercises	—	94,083
Changes in current assets and liabilities:		
Accounts receivable	(65,467)	(68,159)
Inventories	(10,431)	(7,017)
Income taxes receivable and payable	(129,929)	8,058
Prepaid expenses and other	(21,921)	10,830
Accounts payable and accrued liabilities	111,559	75,404
Increase in real estate under development	(89,724)	—
Hurricane Katrina insurance recoveries	108,786	—
Change in Hurricane Katrina insurance receivable	(46,581)	(46,275)
Other	(36,814)	(16,949)
Net cash provided by operating activities	1,241,952	1,182,796
Cash flows from investing activities		
Capital expenditures	(1,884,053)	(759,949)
Acquisition of Mandalay Resort Group, net of cash acquired	—	(4,420,990)
Proceeds from the sale of the Golden Nugget Subsidiaries and MGM Grand Australia, net	—	—
Hurricane Katrina insurance recoveries	199,963	46,250
Dispositions of property and equipment	11,375	7,828
Investments in unconsolidated affiliates	(86,000)	(183,000)
Change in construction payable	125,258	40,803
Other	(18,970)	(33,759)
Net cash used in investing activities	(1,652,427)	(5,302,817)
Cash flows from financing activities		
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	756,850	325,000
Borrowings under bank credit facilities — maturities longer than 90 days	7,000,000	4,400,000
Repayments under bank credit facilities — maturities longer than 90 days	(8,150,000)	—
Issuance of long-term debt	1,500,000	880,156
Repayment of long-term debt	(444,500)	(1,408,992)
Debt issuance costs	(28,383)	(50,331)
Issuance of common stock	89,113	145,761
Purchases of treasury stock	(246,892)	(217,316)
Excess tax benefits from stock-based compensation	47,330	—
Other	(13,494)	(11,452)
Net cash provided by (used in) financing activities	510,024	4,062,826
Cash and cash equivalents		
Net increase (decrease) for the year	99,549	(57,195)
Cash related to discontinued operations	(24,538)	—
Balance, beginning of year	377,933	435,128
Balance, end of year	$ 452,944	$ 377,933
Supplemental cash flow disclosures		
Interest paid, net of amounts capitalized	$ 778,590	$ 588,587
State, federal and foreign income taxes paid, net of refunds	369,450	75,776

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS)

For the Years Ended December 31, 2006, 2005 and 2004	Common Stock Shares *Outstanding*	Common Stock Par *Value*	Capital in Excess of *Par Value*	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	To Stockholde Equ
Balances, January 1, 2004	286,192	$ 3,366	$ 2,171,625	$ (19,174)	$ (760,594)	$ 1,132,220	$ 6,345	$ 2,533,78
Net income	—	—	—	—	—	412,332	—	412,33
Currency translation adjustment	—	—	—	—	—	—	(10,336)	(10,33
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	2,824	2,82
Total comprehensive income								404,82
Stock-based compensation	—	—	—	7,170	—	—	—	7,17
Tax benefit from stock-based compensation	—	—	38,911	—	—	—	—	38,91
Cancellation of restricted stock	(64)	—	(64)	1,126	(1,062)	—	—	—
Issuance of common stock upon exercise of stock options	10,612	106	135,857	—	—	(53)	—	135,91
Purchases of treasury stock	(16,000)	—	—	—	(348,895)	—	—	(348,89
Balances, December 31, 2004	280,740	3,472	2,346,329	(10,878)	(1,110,551)	1,544,499	(1,167)	2,771,70
Net income	—	—	—	—	—	443,256	—	443,25
Currency translation adjustment	—	—	—	—	—	—	(1,631)	(1,63
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	1,997	1,99
Total comprehensive income								443,62
Stock-based compensation	—	—	—	7,323	—	—	—	7,32
Tax benefit from stock-based compensation	—	—	94,083	—	—	—	—	94,08
Cancellation of restricted stock	(24)	—	—	422	(422)	—	—	—
Issuance of common stock upon exercise of stock options	10,115	101	145,690	—	—	(30)	—	145,76
Purchases of treasury stock	(5,500)	—	—	—	(217,316)	—	—	(217,31
Restricted shares turned in for tax withholding	(261)	—	—	—	(10,105)	—	—	(10,10
Other	—	—	485	(485)	—	—	—	—
Balances, December 31, 2005	285,070	3,573	2,586,587	(3,618)	(1,338,394)	1,987,725	(801)	3,235,07
Net income	**—**	**—**	**—**	**—**	**—**	**648,264**	**—**	**648,26**
Currency translation adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**1,213**	**1,21**
Derivative income from unconsolidated affiliate, net	**—**	**—**	**—**	**—**	**—**	**—**	**3**	
Total comprehensive income								**649,48**
Stock-based compensation	**—**	**—**	**71,186**	**3,238**	**—**	**—**	**—**	**74,42**
Tax benefit from stock-based compensation	**—**	**—**	**60,209**	**—**	**—**	**—**	**—**	**60,20**
Cancellation of restricted stock	**(4)**	**—**	**—**	**70**	**(70)**	**—**	**—**	**—**
Issuance of common stock upon exercise of stock options	**5,623**	**56**	**89,057**	**—**	**—**	**—**	**—**	**89,11**
Purchases of treasury stock	**(6,500)**	**—**	**—**	**—**	**(246,892)**	**—**	**—**	**(246,89**
Restricted shares turned in for tax withholding	**(280)**	**—**	**—**	**—**	**(11,764)**	**—**	**—**	**(11,76**
Other	**—**	**—**	**(403)**	**310**	**—**	**—**	**—**	**(9**
Balances, December 31, 2006	**283,909**	**$ 3,629**	**$ 2,806,636**	**$ —**	**$(1,597,120)**	**$ 2,635,989**	**$ 415**	**$ 3,849,54**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2006, approximately 56% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts. On April 25, 2005, the Company completed its merger with Mandalay Resort Group ("Mandalay") – see Note 3.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, Treasure Island ("TI"), New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun. The Company owns three resorts in Primm, Nevada, at the California/Nevada state line – Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort (the "Primm Valley Resorts") – as well as two championship golf courses located near the resorts. Other Nevada operations include Circus Circus Reno, Colorado Belle and Edgewater in Laughlin, Gold Strike and Nevada Landing in Jean (the "Jean Properties"), and Railroad Pass in Henderson. The Company has a 50% investment in Silver Legacy in Reno, which is adjacent to Circus Circus Reno. In addition, the Company owns a 50% interest in the entity developing The Signature at MGM Grand, which is adjacent to MGM Grand Las Vegas. The Signature is a condominium-hotel development, with one tower open, one tower completed and in the closing process, and a final tower currently under construction. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts.

In October 2006, the Company entered into an agreement to sell Colorado Belle and Edgewater (the "Laughlin Properties") for $200 million, and an agreement to sell the Primm Valley Resorts, not including the two golf courses, for $400 million. The Company expects to complete the sale of the Laughlin Properties and Primm Valley Resorts by the second quarter of 2007. Both agreements are subject to regulatory approval and other customary closing conditions. See Note 4 for further information regarding these discontinued operations.

In February 2007, the Company entered into an agreement to form a 50/50 joint venture whose purpose is to develop a mixed-use community in Jean, Nevada. The Company will contribute the Jean Properties and surrounding land to the venture. Nevada Landing is expected to close in April 2007. See Note 21 for further discussion.

The Company and its local partners own MGM Grand De which operates a casino in an interim facility located in downtov Michigan. MGM Grand Detroit, LLC is currently developing a p casino facility, expected to open in late 2007 at a cost of app $750 million, excluding license and land costs. The perman is located on a 25-acre site with a carrying value of approxin million. In addition, the Company recorded license rights with value of $100 million as a result of MGM Grand Detroit's obli the City of Detroit in connection with the permanent casinc ment agreement. The Company also owns and operates two Mississippi – Beau Rivage in Biloxi and Gold Strike-Tunica. Be reopened in August 2006, after having been closed due to da tained as a result of Hurricane Katrina in 2005. The Company interests in two resorts outside of Nevada – Borgata and Gran Borgata is a casino resort located on Renaissance Point in t area of Atlantic City, New Jersey. Boyd Gaming Corporation other 50% of Borgata and also operates the resort. Grand V riverboat in Elgin, Illinois – an affiliate of Hyatt Gaming owns 50% of Grand Victoria and also operates the resort.

The Company owns 50% of MGM Grand Paradise Limit venture with Pansy Ho Chiu-king that is constructing and will hotel-casino resort, MGM Grand Macau, in Macau S.A.R. M Macau is estimated to cost approximately $850 million, excludi and land rights costs. The subconcession agreement, wh MGM Grand Paradise Limited to operate a casino in Macau, million and the land rights agreement with the government o estimated to cost $60 million. The resort is anticipated to o 2007.

The Company is developing CityCenter on the Las Ve between Bellagio and Monte Carlo. CityCenter will feature a 4, casino resort designed by world-famous architect Cesar Pelli room non-gaming boutique hotels, one of which will be ma luxury hotelier Mandarin Oriental; approximately 470,000 squ retail shops, dining and entertainment venues; and approxin million square feet of residential space in approximately 2, condominium and condominium-hotel units in multiple towers. all cost of CityCenter is estimated at approximately $7 billion, land costs. After estimated proceeds of $2.5 billion from the s dential units, net project cost is estimated at approximately $ CityCenter is located on a 67-acre site with a carrying value c mately $1 billion. CityCenter is expected to open in late 2009.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned and do not meet the consolidation criteria of Financial Accounting Standards Board Interpretation No. 46(R) (as amended), "Consolidation of Various Interest Entities – an Interpretation of ARB No. 51" ("FIN 46(R)"), are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment – operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement impact of Hurricane Katrina. The Company maintained insurance covering both property damage and business interruption as a result of wind and flood damage sustained at Beau Rivage. The deductible under this coverage was $15 million, based on the amount of damage incurred. The net book value of damaged assets was $126 million and the Company incurred $34 million in clean-up and demolition costs.

Business interruption coverage covered lost profits and other costs incurred during the construction period and up to six months following the re-opening of the facility. Costs during the interruption period were less than the anticipated business interruption proceeds. As of December 31, 2006, the Company had received insurance recoveries of $355 million. This amount is in excess of the net book value of damaged assets, clean-up and demolition costs, and post-storm costs of $99 million incurred through December 31, 2006. Post-storm costs and expected recoveries are recorded net within "General and administrative" expenses in the accompanying consolidated statements of income, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization." The excess non-refundable insurance recoveries have been recognized as income related to property
damage and have therefore been classified as "Property transactions,
in the accompanying consolidated statements of income. The Company
treated these amounts as related to property damage based on its cu
estimate of the total claim for property damage and business interru
compared to the recoveries received to date. Insurance recoveries of
million were submitted to the Company under reservation of rights and h
therefore been deferred and included in "Other accrued liabilities" in
accompanying consolidated balance sheet as of December 31, 2006.

Insurance proceeds are classified in the statement of cash flows ba
on the coverage the proceeds relate to; however, the Company's insura
policy includes undifferentiated coverage for both property damage and b
ness interruption. The Company treated insurance recoveries as being rel
to property damage, and therefore classified the proceeds as an inves
cash flow, until the full $160 million of damaged assets and demolition c
were recovered. The Company treated additional recoveries up to the amo
of the post-storm costs incurred as being related to business interruption,
therefore classified these proceeds as an operating cash flow. As explai
above, the insurance recoveries in excess of the damaged assets, demol
costs, and post-storm costs have been treated as related to property d
age and are therefore classified as investing cash flows in the accompan
consolidated statement of cash flows.

Cash and cash equivalents. Cash and cash equivalents incl
investments and interest bearing instruments with maturities of three mor
or less at the date of acquisition. Such investments are carried at cost wh
approximates market value. Book overdraft balances resulting from the Co
pany's cash management program are recorded as accounts payable.

Accounts receivable and credit risk. Financial instruments
potentially subject the Company to concentrations of credit risk con
principally of casino accounts receivable. The Company issues marker
approved casino customers following background checks and investi
tions of creditworthiness. At December 31, 2006, a substantial portio
the Company's receivables were due from customers residing in fore
countries. Business or economic conditions or other significant event
these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are t
cally non-interest bearing and are initially recorded at cost. Accounts
written off when management deems the account to be uncollecti
Recoveries of accounts previously written off are recorded when receiv
An estimated allowance for doubtful accounts is maintained to reduce

Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2006, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Real estate under development. Real estate under development represents capitalized costs of wholly-owned real estate projects to be sold, which consist entirely of condominium and condominium-hotel developments. Real estate under development includes land, direct construction and development costs, and capitalized property taxes and interest.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	30 to 45 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 10 years
Equipment	3 to 20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, offers received, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indica undiscounted cash flows do not exceed the carrying value, then ment is measured based on fair value compared to carrying v fair value typically based on a discounted cash flow model. If a still under development, future cash flows include remaining co costs. For a discussion of recognized impairment losses, see N

Capitalized interest. The interest cost associated with ma opment and construction projects is capitalized and included i of the project. When no debt is incurred specifically for a projec is capitalized on amounts expended on the project using the average cost of the Company's outstanding borrowings. Capita interest ceases when the project is substantially complete or dev activity is suspended for more than a brief period.

Goodwill and other intangible assets. Goodwill repre excess of purchase price over fair market value of net assets in business combinations. Goodwill and indefinite-lived intangib must be reviewed for impairment at least annually and between a dates in certain circumstances. The Company performs its annu ment test for goodwill and indefinite-lived intangible assets in quarter of each fiscal year. No impairments were indicated as the annual impairment reviews for goodwill and indefinite-lived assets in 2006, 2005 or 2004.

Revenue recognition and promotional allowances. C enue is the aggregate net difference between gaming wins and lo liabilities recognized for funds deposited by customers before ga occurs ("casino front money") and for chips in the customers' p ("outstanding chip liability"). Hotel, food and beverage, entertain other operating revenues are recognized as services are pe Advance deposits on rooms and advance ticket sales are rec accrued liabilities until services are provided to the customer

Gaming revenues are recognized net of certain sales incentive ing discounts and points earned in point-loyalty programs. The r of accommodations, food and beverage, and other services fu guests without charge is included in gross revenue and then de promotional allowances.

The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

(In thousands)

Year Ended December 31,	2006	2005	2004
Rooms	**$ 91,799**	$ 74,022	$ 57,091
Food and beverage	**296,866**	229,892	176,092
Other	**34,439**	31,733	22,826
	$ 423,104	$ 335,647	$ 256,009

Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Prior to closing, customer deposits are treated as liabilities. Costs associated with residential sales are also deferred, except for indirect selling costs and general and administrative expense, which are expensed as incurred. For the year ended December 31, 2006, the Company expensed $6 million of such costs; no such costs were incurred in 2005 or 2004. Capitalized costs will be charged to cost of sales upon closing based on relative sales value to the project as a whole.

Point-loyalty programs. The Company operates various point-loyalty programs. The Company's primary point-loyalty program, in operation at its major resorts, is Players Club. In Players Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company's participating resorts. The Company records a liability based on the points earned times the redemption value and records a corresponding reduction in casino revenue. The expiration of unused points results in a reduction of the liability. Customers' overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries – free rooms, food and beverage and other services – for which no accrual is recorded. Other loyalty programs at the Company's resorts generally operate in a similar manner, though they generally are available only to customers at the individual resorts. At December 31, 2006 and 2005, the total company-wide liability for point-loyalty programs was $47 million and $43 million, respectively, including amounts classified as liabilities related to assets held for sale.

Mandalay operated its own loyalty program, One Club, which was largely phased out through 2006 and early 2007. In One Club, customers earned points based on both their slots and table games play through July 2006, with slots play contributing to a points balance which could be redeemed for cash and both table games and slots play contributing to a points balance which could be redeemed for complimentaries. After July 2006, customers stopped earning points which could be redeemed for complimentaries. The Company recorded a liability based on the points earned times the redemption value. For cash points, the redemption value was the cash value, and the offsetting entry was a reduction in cas revenue. For complimentaries points, the redemption value was based the average departmental cost of the free rooms, food and beverage a other services and estimated redemption patterns, and the offsetting er was a casino operating expense.

Advertising. The Company expenses advertising costs the first time advertising takes place. Advertising expense of continuing operations, whic generally included in general and administrative expenses, was $119 mill $98 million and $52 million for 2006, 2005 and 2004, respectively.

Corporate expense. Corporate expense represents unallocated p roll and aircraft costs, professional fees and various other expenses directly related to the Company's casino resort operations. In additi corporate expense includes the costs associated with the Company's e uation and pursuit of new business opportunities, which are expensed incurred until development of a specific project has become probable.

Preopening and start-up expenses. The Company accounts costs incurred during the preopening and start-up phases of operation accordance with Statement of Position 98-5, "Reporting on the Costs Start-up Activities." Preopening and start-up costs, including organizatic costs, are expensed as incurred. Costs classified as preopening and start expenses include payroll, outside services, advertising, and other expen related to new or start-up operations and new customer initiatives.

Property transactions, net. The Company classifies transacti related to long-lived assets – such as write-downs and impairmer demolition costs, and normal gains and losses on the sale of fixed ass – as "Property transactions, net" in the accompanying consolidated sta ments of income. See Note 17 for a detailed discussion of these amour

Income per share of common stock. The weighted-average nu ber of common and common equivalent shares used in the calculation basic and diluted earnings per share consisted of the following:

(In thousands)

Year Ended December 31,	2006	2005	20
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**283,140**	284,943	279,3
Potential dilution from stock options and restricted stock	**8,607**	11,391	10,0
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**291,747**	296,334	289,3

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive loss.

Comprehensive income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statement of stockholders' equity, and the cumulative balance of these elements consisted of the following:

(In thousands)

At December 31,	2006	2005
Derivative loss from unconsolidated affiliate, net	$ 137	$ 134
Foreign currency translation adjustments	278	(935)
	$ 415	$ (801)

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation.

NOTE 3 — ACQUISITION

On April 25, 2005, the Company closed its merger with Mandalay under which the Company acquired 100% of the outstanding common stock of Mandalay for $71 in cash for each share of Mandalay's common stock. The acquisition expanded the Company's portfolio of resorts on the Las Vegas Strip, provided additional sites for future development and expanded the Company's employee and customer bases significantly. These factors resulted in the recognition of certain intangible assets, discussed below, and significant goodwill. The total acquisition cost included:

(in thousands)

Cash consideration for Mandalay's outstanding shares and stock options	$ 4,831,944
Estimated fair value of Mandalay's long-term debt	2,849,225
Transaction costs and expenses and other	111,944
	7,793,113
Less: Net proceeds from the sale of MotorCity Casino	(526,597)
	$ 7,266,516

Cash paid, net of cash acquired, was $4.4 billion. The tr was accounted for as a purchase and, accordingly, the purch was allocated to the underlying assets acquired and liabilities based upon their estimated fair values.

The following table sets forth the allocation of purchase price:

(in thousands)

Current assets (including cash of $134,245)	$
Property and equipment	
Goodwill	
Other intangible assets	
Other assets	
Assumed liabilities, excluding long-term debt	
Deferred taxes	
	$

The amount allocated to intangible assets includes the r of customer lists with an estimated value of $12 million and an useful life of five years and trade names and trademarks with an value of $234 million and an indefinite life. Goodwill and inde intangible assets are not amortized.

The operating results for Mandalay are included in the acc ing consolidated statements of income from the date of the a The following unaudited pro forma consolidated financial infor the Company has been prepared assuming the Mandalay a had occurred on January 1, 2004.

(In thousands, except per share amounts)

Year Ended December 31,	2005	
Net revenues	$ 6,977,609	$
Operating income	1,488,013	
Income from continuing operations	454,365	
Net income	465,539	
Basic earnings per share:		
Income from continuing operations	$ 1.59	$
Net income	1.63	
Diluted earnings per share:		
Income from continuing operations	$ 1.53	$
Net income	1.57	

NOTE 4 — DISCONTINUED OPERATIONS

In January 2004, the Company completed the sale of the Golden Nugget Las Vegas in downtown Las Vegas and the Golden Nugget Laughlin in Laughlin, Nevada (the "Golden Nugget Subsidiaries"), with net proceeds to the Company of $210 million. In July 2004, the Company completed the sale of the subsidiaries that owned and operated MGM Grand Australia with net proceeds to the Company of $136 million. Included in discontinued operations for the year ended December 31, 2004 is a gain on the sale of the Golden Nugget Subsidiaries of $8 million and a gain on sale of *MGM Grand Australia* of $74 million. In October 2006, the Company entered into an agreement to sell the Laughlin Properties for $200 million, and an agreement to sell the Primm Valley Resorts, not including the two golf courses, for $400 million. Both agreements are subject to regulatory approval and other customary closing conditions. These resorts had a combined carrying value of approximately $329 million, including assigned goodwill, at December 31, 2006.

The results of the Laughlin Properties, Primm Valley Resorts, the Golden Nugget Subsidiaries, and MGM Grand Australia are classified as discontinued operations in the accompanying consolidated statements of income for all periods presented, as applicable. Net revenues of discontinued operations were $412 million, $353 million, and $281 million, respectively, for the years ended December 31, 2006, 2005 and 2004. Included in income from discontinued operations is an allocation of interest expense based on the ratio of the net assets of the discontinued operations to the total consolidated net assets and debt of the Company. Interest allocated to discontinued operations was $18 million, $15 million and $13 million for the years ended December 31, 2006, 2005 and 2004, respectively. The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows.

The following table summarizes the assets and liabilities of discon ued operations (the Laughlin Properties and Primm Valley Resorts) as December 31, 2006, included as assets held for sale and liabilities rela to assets held for sale in the accompanying consolidated balance shee

(In thousands)

At December 31,	20
Cash	$ 24,5
Accounts receivable, net	3,2
Inventories	3,1
Prepaid expenses and other	8,1
Total current assets	39,0
Property and equipment, net	316,3
Goodwill	5,0
Other assets, net	8,9
Total assets	369,3
Accounts payable	6,6
Other current liabilities	29,1
Total current liabilities	35,7
Other long-term obligations	4,4
Total liabilities	40,2
Net assets	$ 329,0

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

(In thousands)

At December 31,	2006	20
Casino	$ 248,044	$ 221,8
Hotel	175,770	173,0
Other	29,131	35,0
	452,945	429,9
Less: Allowance for doubtful accounts	(90,024)	(77,2
	$ 362,921	$ 352,6

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

(In thousands)

At December 31,	2006	2005
Land	**$ 7,905,430**	$ 8,018,301
Buildings, building improvements and land improvements	**7,869,972**	7,595,257
Furniture, fixtures and equipment	**2,954,921**	2,695,746
Construction in progress	**1,306,770**	607,447
	20,037,093	18,916,751
Less: Accumulated depreciation and amortization	**(2,795,233)**	(2,375,100)
	$ 17,241,860	$ 16,541,651

NOTE 7 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Investments in unconsolidated affiliates consisted of the following:

(In thousands)

At December 31,	2006	2005
Marina District Development Company		
– Borgata (50%)	**$ 454,354**	$ 461,211
Elgin Riverboat Resort-Riverboat Casino		
– Grand Victoria (50%)	**300,151**	241,279
MGM Grand Paradise Limited – Macau (50%)	**285,038**	187,568
Circus and Eldorado Joint Venture		
– Silver Legacy (50%)	**31,258**	26,492
Other	**9,795**	14,604
	1,080,596	931,154
Turnberry/MGM Grand Towers – The Signature at		
MGM Grand (50%)	**11,661**	(7,400)
	$ 1,092,257	$ 923,754

The Company's investment in MGM Grand Paradise Limited consists of equity and subordinated debt. The Company is committed to loaning the venture up to an additional $9 million, which will be treated as an additional investment in the venture.

As of December 31, 2006, The Signature at MGM Granc sales on all the units of Tower 1 and a portion of the units The Company's share of the profits from these transactions million for the year ended December 31, 2006. The Compa ognized a $15 million gain in 2006 on land contributed to th Towers 1 and 2. As of December 31, 2006 and 2005, the C deferred income related to its land contributions of $9 million lion, respectively, which is classified as "Other long-term oblig accompanying consolidated balance sheets. As of December Company had a negative investment balance due to cumulative exceeding the book value of land contributed. Therefore, th balance in 2005 was classified in "Other long-term obligatic

Differences between the Company's venture-level investment balances are as follows:

(In thousands)

At December 31,	2006
Venture-level equity	**$ 698,587**
Fair value adjustments	**321,814**
Capitalized interest	**68,806**
Other adjustments	**3,050**
	$ 1,092,257

The fair value adjustments at December 31, 2006 incluc lion increase for Borgata, related to land, a $267 million increa Victoria, related to indefinite-lived gaming license rights, and reduction for Silver Legacy related to long-term assets and lor The adjustments for Borgata and Grand Victoria are not bein the adjustments for Silver Legacy are being amortized based lives of the related assets and liabilities.

The Company recorded its share of the results of oper unconsolidated affiliates as follows:

(In thousands)

Year Ended December 31,	2006	2005
Income from unconsolidated affiliates	**$ 254,171**	$ 151,871
Preopening and start-up expenses	**(8,813)**	(1,914)
Non-operating items from		
unconsolidated affiliates	**(16,063)**	(15,825)
	$ 229,295	$ 134,132

Summarized balance sheet information of the unconsolidated affiliates is as follows:

(In thousands)

At December 31,	2006	2005
Current assets	$ 281,766	$ 220,708
Property and other assets, net	2,227,570	2,008,912
Current liabilities	248,931	213,135
Long-term debt and other liabilities	1,009,565	871,173
Equity	1,250,840	1,145,312

Summarized results of operations of the unconsolidated affiliates are as follows:

(In thousands)

Year Ended December 31,	2006	2005	2004
Net revenues	$ 2,020,523	$ 1,243,465	$ 966,642
Operating expenses, except			
preopening expenses	(1,536,253)	(938,972)	(721,998)
Preopening and start-up expenses	(12,285)	(1,352)	—
Operating income	471,985	303,141	244,644
Interest expense	(37,898)	(35,034)	(34,698)
Other non-operating income (expense)	2,462	1,435	9,789
Net income	$ 436,549	$ 269,542	$ 219,735

NOTE 8 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

(In thousands)

At December 31,	2006	2005
Goodwill:		
Mandalay acquisition (2005)	$ 1,216,990	$ 1,230,804
Mirage Resorts acquisition (2000)	76,342	76,342
Other	7,415	7,415
	$ 1,300,747	$ 1,314,561
Indefinite-lived intangible assets:		
Detroit development rights	$ 100,056	$ 100,056
Trademarks, license rights and other	247,346	251,754
	347,402	351,810
Other intangible assets, net	19,798	25,669
	$ 367,200	$ 377,479

Goodwill related to the Mandalay acquisition was primarily assign to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. Goodwill relat to the Mirage Resorts acquisition was assigned to Bellagio, The Mira and TI. Other goodwill relates to the Company's 2003 acquisition of maj ity interests in the entities that operate the nightclubs Light and Caram located in Bellagio, and Mist, located in TI. Changes in the recorded b ances of goodwill are as follows:

(In thousands)

Year Ended December 31,	2006	200
Balance, beginning of period	$ 1,314,561	$ 83,75
Goodwill acquired during the period	—	1,230,80
Finalization of the Mandalay purchase price allocation	(8,814)	-
Goodwill assigned to discontinued operations	(5,000)	-
Balance, end of the period	$ 1,300,747	$1,314,56

The Company's indefinite-lived intangible assets consist primarily development rights in Detroit and trademarks. The Company's finite–liv intangible assets consist primarily of customer lists amortized over fi years, lease acquisition costs amortized over the life of the related lease and certain license rights amortized over their contractual life.

NOTE 9 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(In thousands)

At December 31,	2006	200
Payroll and related	$ 304,924	$ 297,94
Advance deposits and ticket sales	163,121	120,83
Casino outstanding chip liability	89,574	100,62
Casino front money deposits	71,918	71,76
Other gaming related accruals	76,739	78,92
Taxes, other than income taxes	66,827	68,63
Other	185,141	174,80
	$ 958,244	$ 913,52

NOTE 10 — LONG-TERM DEBT

Long-term debt consisted of the following:

(In thousands)

At December 31,	2006	2005
Senior credit facility	**$ 4,381,850**	$ 4,775,000
$200 million 6.45% senior notes, repaid at maturity in 2006	**—**	200,223
$244.5 million 7.25% senior notes, repaid at maturity in 2006	**—**	240,353
$710 million 9.75% senior subordinated notes, due 2007, net	**709,477**	708,223
$200 million 6.75% senior notes, due 2007, net	**197,279**	192,977
$492.2 million 10.25% senior subordinated notes, due 2007, net	**505,704**	527,879
$180.4 million 6.75% senior notes, due 2008, net	**175,951**	172,238
$196.2 million 9.5% senior notes, due 2008, net	**206,733**	212,895
$226.3 million 6.5% senior notes, due 2009, net	**227,955**	228,518
$1.05 billion 6% senior notes, due 2009, net	**1,053,942**	1,055,232
$297.6 million 9.375% senior subordinated notes, due 2010, net	**319,277**	325,332
$825 million 8.5% senior notes, due 2010, net	**823,197**	822,705
$400 million 8.375% senior subordinated notes, due 2011	**400,000**	400,000
$132.4 million 6.375% senior notes, due 2011, net	**133,529**	133,725
$550 million 6.75% senior notes, due 2012	**550,000**	550,000
$150 million 7.625% senior subordinated debentures, due 2013, net	**155,351**	155,978
$500 million 6.75% senior notes due 2013	**500,000**	—
$525 million 5.875% senior notes, due 2014, net	**522,839**	522,604
$875 million 6.625% senior notes, due 2015, net	**879,592**	879,989
$250 million 6.875% senior notes due 2016	**250,000**	—
$100 million 7.25% senior debentures, due 2017, net	**83,556**	82,699
$750 million 7.625% senior notes due 2017	**750,000**	—
Floating rate convertible senior debentures due 2033	**8,472**	8,472
$150 million 7% debentures due 2036, net	**155,900**	155,961
$4.3 million 6.7% debentures, due 2096	**4,265**	4,265
Other notes	**—**	179
	12,994,869	12,355,447
Less: Current portion	**—**	(14)
	$ 12,994,869	$ 12,355,433

Amounts due within one year of the balance sheet date ar as long-term in the accompanying consolidated balance sheet the Company has both the intent and ability to repay these am available borrowings under the senior credit facility.

Total interest incurred during 2006, 2005 and 2004 was $9 $686 million and $404 million, respectively, of which $122 million, and $23 million, respectively, was capitalized and $18 million, $ and $13 million, respectively, was allocated to discontinued oper

In October 2006, the Company entered into an ame restated senior credit facility. The initial total capacity of credit facility remains at $7 billion, with the maturity extende The Company has the ability to solicit additional lender comm increase the capacity to $8 billion. The components of the se facility also changed, with the term loan facility increasing to $ and the revolving credit facility decreasing to $4.5 billion. Inter senior credit facility is based on the bank reference rate or Euro The Company's borrowing rate on the senior credit facility wa mately 6.5% at December 31, 2006 and 5.3% at December Stand-by letters of credit totaling $59 million were outstan December 31, 2006, thereby reducing the availability under credit facility. At December 31, 2006, the Company had app $2.6 billion of available borrowings under the senior credit facili

In February 2006, the Company repaid the $200 million 6.4 notes at their maturity. In October 2006, the Company repaid t million 7.25% senior notes at their maturity. The Company re issuances of senior notes with borrowings under the senior cre

In April 2006, the Company issued $500 million of 6.75% s due 2013 and $250 million of 6.875% senior notes due 2016. In 2006, the Company issued $750 million of 7.625% senior notes The proceeds of the April 2006 and December 2006 issuances to repay outstanding borrowings under the senior credit facility.

In June 2005, the Company issued $500 million of 6.625% s due 2015 and in September 2005, the Company issued an addi million of 6.625% senior notes due 2015. In 2004, the Comp $525 million of 5.875% senior notes due 2014, $550 million of 6. notes due 2012, and $450 million of 6% senior notes due 2009.

In May 2005, the Company initiated a tender offer for sever es of Mandalay's senior notes and senior subordinated notes to billion, as required by the change of control provisions contai respective indentures. Holders of $155 million of Mandalay's se and senior subordinated notes redeemed their holdings, resultir on early retirement of debt of $1 million, classified as "Other, accompanying consolidated statements of income. Holders of Mandalay's floating rate convertible senior debentures with a principal amount of $394 million had the right to redeem the debentures for $566 million through June 30, 2005. $388 million of principal of the convertible senior debentures were tendered for redemption and redeemed for $558 million.

In February 2005, the Company redeemed all of its outstanding 6.875% senior notes due February 2008 at the present value of future interest payments plus accrued interest at the date of redemption. The Company recorded a loss on retirement of debt of $20 million in the first quarter of 2005, classified as "Other, net" in the accompanying consolidated statements of income.

In August 2003, the Company's Board of Directors authorized the repurchase of up to $100 million of the Company's public debt securities. In 2004, the Company repurchased $49 million of its senior notes for $52 million. This resulted in a loss on early retirement of debt of $6 million related to repurchase premiums and unamortized debt issuance costs. The loss is classified as "Other, net" in the accompanying consolidated statements of income. In December 2004, the Company's Board of Directors renewed its authorization for up to $100 million of additional debt securities.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities. In the past, the Company has also utilized interest rate swap agreements to manage this risk. At December 31, 2006, the Company had no outstanding interest rate swaps. All of the Company's interest rate swaps have met the criteria for using the "shortcut method" allowed under Statement of Financial Accounting Standards No. 133. The amounts received for the termination of past interest rate swaps, including the last $100 million swap terminated in May 2005, have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the senior credit facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. See Note 19 for consolidating condensed financial information of the subsidiary guarantors and non-guarantors. None of the Company's assets serve as collateral for its senior credit facility, senior notes, or other long-term debt.

The Company's long-term debt obligations contain customa covenants requiring the Company to maintain certain financial ratios. December 31, 2006, the Company was required to maintain a maximu leverage ratio (debt to EBITDA, as defined) of 6.5:1 and a minimu coverage ratio (EBITDA to interest charges, as defined) of 2.0:1. As December 31, 2006, the Company's leverage and interest covera ratios were 5.0:1 and 2.8:1, respectively.

Maturities of the Company's long-term debt as of December 31, 20 are as follows:

(In thousands)

Years ending December 31,	
2007	$ 1,402,23
2008	376,66
2009	1,276,33
2010	1,122,55
2011	4,914,21
Thereafter	3,860,16
	12,952,16
Debt premiums	41,70
Swap deferred gain	1,00
	$ 12,994,86

The estimated fair value of the Company's long-term debt December 31, 2006 was approximately $13 billion, consistent with book value. At December 31, 2005, the estimated fair value of the Co pany's long-term debt was approximately $12.5 billion, versus its bo value of $12.4 billion. The estimated fair value of the Company's public de securities was based on quoted market prices on or about Decemb 31, 2006 and 2005. The estimated fair value of the Company's sen credit facility was assumed to approximate book value due to the sho term nature of the borrowings.

NOTE 11 — INCOME TAXES

The Company accounts for income taxes in accordance with Sta ment of Financial Accounting Standards No. 109, "Accounting for Inco Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferr income tax assets, net of applicable reserves, related to net operating lo carryforwards and certain temporary differences. The standard requires re ognition of a future tax benefit to the extent that realization of such ben is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

(In thousands)

Year Ended December 31,	2006	2005	2004
Continuing operations	$ 341,930	$ 231,719	$ 203,601
Discontinued operations	6,205	3,925	34,089
	$ 348,135	$ 235,644	$ 237,690

The income tax provision attributable to income from continuing operations before income taxes is as follows:

(In thousands)

Year Ended December 31,	2006	2005	2004
Current—federal	$ 328,068	$ 218,901	$ 197,954
Deferred—federal	8,152	4,164	(9,048)
Provision for federal income taxes	336,220	223,065	188,906
Current—state	3,920	5,252	2,851
Deferred—state	1,432	6,811	11,420
Provision for state income taxes	5,352	12,063	14,271
Current—foreign	(72)	(2,979)	424
Deferred—foreign	430	(430)	—
Provision for foreign income taxes	358	(3,409)	424
	$ 341,930	$ 231,719	$ 203,601

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31,	2006	2005	2004
Federal income tax statutory rate	35.0%	35.0%	35.0%
State income tax (net of federal benefit)	0.4	1.2	1.7
Reversal of reserves for prior tax years	(0.8)	—	(1.0)
Foreign earnings repatriation – benefit of American Job Creation Act of 2004	—	(1.5)	—
Tax credits	(0.6)	(1.3)	(0.6)
Permanent and other items	1.0	1.3	2.0
	35.0%	34.7%	37.1%

The major tax-effected components of the Company's ne
tax liability are as follows:

(In thousands)

At December 31,	2006	
Deferred tax assets—federal and state		
Bad debt reserve	$ 35,454	$
Deferred compensation	39,039	
Net operating loss carryforward	5,705	
Preopening and start-up costs	5,006	
Accruals, reserves and other	34,316	
Investments in unconsolidated affiliates	—	
Long-term debt	6,338	
Stock-based compensation	23,662	
Tax credits	2,491	
	152,011	
Less: Valuation allowance	(8,308)	
	143,703	
Deferred tax liabilities—federal and state		
Property and equipment	(3,385,984)	
Investments in unconsolidated affiliates	(31,839)	
Intangibles	(98,991)	
	(3,516,814)	
Deferred taxes—foreign	2,144	
Less: Valuation allowance	(2,144)	
	—	
Net deferred tax liability	$ (3,373,111)	$

For federal income tax purposes, the Company has a f
credit carryforward of $2 million that will expire in 2015 if not util

For state income tax purposes, the Company has a New
operating loss carryforward of $98 million, which equates to a de
asset of $6 million, after federal tax effect, and before valuation
The New Jersey net operating loss carryforwards began to expire

At December 31, 2006, there is a $6 million valuation
provided on certain New Jersey state net operating loss carr
and other New Jersey state deferred tax assets, a valuation allo
$2 million on the foreign tax credit, and a $2 million valuation
related to certain foreign deferred tax assets because ma
believes these assets do not meet the "more likely than not"
recognition under SFAS 109. Management believes all other de

assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2006.

The United States Treasury issued guidance during 2005 that clarified provisions of the American Job Creation Act of 2004 (the "Act") that provide for a special one-time deduction of 85 percent on certain repatriated earnings of foreign subsidiaries. This guidance clarified for the Company that the planned repatriation of the net proceeds of its Australia operations would qualify for the one-time deduction. Consequently, the Company repatriated the net proceeds during 2005 and secured the benefits of the deduction. Since the Company provided deferred taxes in 2004 on the basis that the net proceeds would be repatriated without the benefit of the one-time deduction, a tax benefit of $10 million was recorded in 2005 to reflect the benefit of the Act. The Company considered the earnings of its Australia operations permanently reinvested prior to the sale of such operations in 2004.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2006, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(In thousands)

	Operating Leases	Capital Leases
Years ending December 31,		
2007	$ 16,367	$ 1,800
2008	13,796	808
2009	11,792	296
2010	10,928	300
2011	10,706	92
Thereafter	354,956	—
Total minimum lease payments	$ 418,545	3,296
Less: Amounts representing interest		(238)
Total obligations under capital leases		3,058
Less: Amounts due within one year		(1,610)
Amounts due after one year		$ 1,448

The majority of the operating lease amounts relate to ground leas for land in Primm, Nevada. These lease obligations are included in t pending sale of the Primm Valley Resorts. The current and long-te obligations under capital leases are included in "Other accrued liabiliti and "Other long-term obligations," respectively, in the accompanyi consolidated balance sheets. Rental expense for operating lease including rental expense of discontinued operations, was $29 millio $28 million and $13 million for the years ended December 31, 20 2005 and 2004, respectively.

Detroit Development Agreement. Under the August 2002 revis development agreement with the City of Detroit, MGM Grand Detroit, L and the Company are subject to certain obligations in exchange for t ability to develop a permanent casino complex. The Company record an intangible asset (development rights, deemed to have an indefinite l in connection with its obligations under the revised development agre ment. Outstanding obligations include continued letter of credit supp for $50 million of bonds issued by the Economic Development Corp ration of the City of Detroit, which mature in 2009. In addition, the C required an indemnification of up to $20 million for certain litigation relat to the permanent casino process, of which $2.5 million had been paid of December 31, 2006. In April 2005, the Sixth Court of Appeals rul on all outstanding aspects of the Lac Vieux-related litigation, includi approving the settlement agreement among Lac Vieux, MotorCity Casi and Greektown Casino, dismissing Lac Vieux's request for a reselecti process for the subsidiary's MGM Grand Detroit's casino franchise a lifting the injunction prohibiting the City and the casino developers fr commencing construction of the permanent hotel-casino complexes. December 31, 2006 the Company has an accrual of $2.5 million for t remaining litigation subject to the indemnification. In addition to the abo obligations, the Company began paying the City of Detroit 2% of gami revenues beginning January 1, 2006.

New York Racing Association. The Company has entered i a definitive agreement with the New York Racing Association ("NYRA") manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseraci facility in metropolitan New York. Subject to receipt of requisite New Y State approvals, the Company will assist in the development of the facil including providing project financing up to $190 million, and will manage t facility for a term of five years (extended automatically if the financing p vided by the Company is not fully repaid) for a fee. The Company believ that its agreement with respect to installation of VLTs at Aqueduct wo extend past the expiration of NYRA's current racing franchise and would binding on any successor to NYRA in the event NYRA is not granted a n racing franchise. NYRA's recent filing for reorganization under Chapter 11 has introduced additional uncertainties, but the Company remains committed to the development once these uncertainties are resolved.

The Signature at MGM Grand. The Company provided guarantees for the debt financing on Towers 1, 2 and 3 of The Signature at MGM Grand. The loan amounts for Towers 1 and 2 have been completely repaid as of December 31, 2006, relieving the Company's guaranty obligation for Towers 1 and 2. The Company's obligation on Tower 3 generally provides for a guaranty of 50% of the principal and interest, with the guaranty decreasing by 50% relative to the principal when construction is 50% complete. The remaining 50% of interest and principal obligations is guaranteed by affiliates of the venture's other investor. The Company and the affiliates have also jointly and severally provided a completion guaranty.

The maximum borrowings allowed for Tower 3 is $186 million. At December 31, 2006, the Company had recorded a guaranty obligation liability of $1 million for Tower 3, classified in "Other long-term obligations" in the accompanying consolidated balance sheets.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2006, the Company had provided a $50 million letter of credit to support the Economic Development Corporation of the City of Detroit bonds referred to above, which are a liability of the Company.

Mashantucket Pequot Tribal Nation. The Company has agreed to enter a strategic alliance, subject to definitive agreements, with the Mashantucket Pequot Tribal Nation ("MPTN"). The strategic alliance has several elements, one of which calls for the creation of a 50/50 joint venture to seek future development opportunities. The Company has agreed to provide a development subsidiary of MPTN with a loan of up to $200 million intended to fund a portion of that subsidiary's matching investment in any future joint development projects.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 — STOCKHOLDERS' EQUITY

Stock split. In May 2005, the Company completed a 2-f split effected in the form of a 100% stock dividend. All share and data in the accompanying financial statements and notes thereto restated for all periods presented to reflect the 100% stock divide

Stock repurchases. Share repurchases are only conduc repurchase programs approved by the Board of Directors ar announced. Share repurchase activity was as follows:

(In thousands)

Year Ended December 31,	2006	2005	
November 2003 authorization			
(16 million shares purchased)	$ —	$ —	$
July 2004 authorization (6.5 million and			
5.5 million shares purchased)	246,892	217,316	
	$ 246,892	$ 217,316	$
Average price of shares repurchased	$ 37.98	$ 39.51	$

At December 31, 2006, the Company had 8 million share for repurchase under the July 2004 authorization.

NOTE 14 — STOCK-BASED COMPENSATION

Adoption of SFAS 123(R). Effective January 1, 2006, the accounts for stock-based compensation in accordance with of Financial Accounting Standards No. 123 (revised 2004), "Sh Payment" ("SFAS 123(R)"). The Company previously accounted based compensation in accordance with Accounting Princip Opinion No. 25, "Accounting for Stock Issued to Employees Financial Accounting Standards Board's Interpretation No. 44, "A for Certain Transactions involving Stock Compensation, an tion of APB Opinion No. 25," and disclosed supplemental info accordance with Statement of Financial Accounting Standards "Accounting for Stock-Based Compensation" ("SFAS 123"). Ur standards, the Company did not incur compensation expense fo ee stock options when the exercise price was at least 100% of t value of the Company's common stock on the date of grant. SF requires that all stock-based compensation, including shares a based awards to employees, be valued at fair value. The Company fair value of share-based awards using the Black-Scholes mode

Under SFAS 123(R), compensation is attributed to the periods of associated service. For awards granted prior to January 1, 2006, such expense is being recognized on an accelerated basis since that is the method the Company previously applied in its supplemental disclosures. Beginning with awards granted on January 1, 2006, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

The Company adopted SFAS 123(R) by applying the modified-prospective transition method. Under this method, the Company began applying the valuation and other criteria of SFAS 123(R) on January 1, 2006, and began recognizing expense for the unvested portion of previously issued grants at the same time, based on the valuation and attribution methods originally used to calculate the disclosures.

The impact of adopting SFAS 123(R) was as follows, due to the incremental compensation cost recognized for employee stock options and stock appreciation rights:

(In thousands, except per share amounts)

Year Ended December 31,	2006
Incremental stock-based compensation	
under SFAS123(R)	$ 71,186
Less: Amounts capitalized	(798)
Total stock-based compensation recognized as expense	$ 70,388
Recorded in continuing operations	$ 69,121
Recorded in discontinued operations	$ 1,267
Reduction of income from continuing operations	$ 45,090
Reduction in net income	$ 45,914
Reduction in basic earnings per share	$ 0.16
Reduction in diluted earnings per share	$ 0.16

In addition, SFAS 123(R) requires the excess tax benefits from stock option exercises – tax deductions in excess of compensation cost recognized – to be classified as a financing activity. Previously, all tax benefits from stock option exercises were classified as operating activities. Had the Company not adopted SFAS 123(R), the $48 million of excess tax benefits classified as a financing cash inflow would have been classified as an operating cash inflow.

Information about the Company's share-based awards. T Company adopted an omnibus incentive plan in 2005 which allows the granting of stock options, stock appreciation rights, restricted sto and other stock-based awards to eligible directors, officers and empl ees. The plans are administered by the Compensation and Stock Opt Committee (the "Committee") of the Board of Directors. Salaried office directors and other key employees of the Company and its subsidiaries eligible to receive awards. The Committee has discretion under the om bus plan regarding which type of awards to grant, the vesting and serv requirements, exercise price and other conditions, in all cases subject certain limits, including:

- The omnibus plan allowed for the issuance of up to 20 million shares or sha based awards;
- For stock options and stock appreciation rights, the exercise price of award must equal the fair market value of the stock on the date of grant the maximum term of such an award is ten years.

To date, the Committee has only awarded stock options and sto appreciation rights under the omnibus plan. The Company's practice been to issue new shares upon the exercise of stock options. Under Company's previous plans, the Committee had issued stock options restricted stock. Stock options and stock appreciation rights gran under all plans generally have either 7-year or 10-year terms, and in m cases are exercisable in either four or five equal annual installmen Restrictions on restricted shares granted under a previous plan laps 50% on the third anniversary date after the grant and 50% on the fou anniversary date after the grant.

As of December 31, 2006, the aggregate number of share-based awards available for grant under the omnibus plan was 4.7 million. A summary of activity under the Company's share-based payment plans for the year ended December 31, 2006 is presented below:

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000's)
Outstanding at January 1, 2006	34,825	$ 22.93		
Granted	1,914	42.54		
Exercised	(5,623)	15.85		
Forfeited or expired	(584)	27.95		
Outstanding at December 31, 2006	30,532	25.37	5.6	$ 976,050
Vested and expected to vest at December 31, 2006	29,615	25.27	5.6	$ 921,203
Exercisable at December 31, 2006	10,602	18.89	5.2	$ 407,700

The total intrinsic value of stock options and stock appreciation rights exercised during the year ended December 31, 2006, 2005 and 2004 was $166 million, $256 million, and $115 million, respectively. The Company received proceeds from the exercise of employee stock options of $89 million, $146 million and $136 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total income tax benefits from stock option exercises during the year ended December 31, 2006, 2005 and 2004 were $56 million, $89 million and $39 million, respectively. As of December 31, 2006, there was a total of $99 million of unamortized compensation related to stock options and stock appreciation rights, which cost is expected to be recognized over a weighted-average period of 2.3 years.

RESTRICTED STOCK

	Shares (000's)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2006	834	$ 17.59
Granted	—	—
Vested	(830)	17.59
Forfeited	(4)	17.62
Nonvested at December 31, 2006	—	—

During the year ended December 31, 2006, restrictions la respect to 830,000 shares with a total fair value of $15 millic the year ended December 31, 2005, restrictions lapsed with 852,000 shares with a total fair value of $15 million. In the ed December 31, 2006 and 2005, certain recipients of restrict elected to use a portion of the shares in which restrictions laps required withholding taxes. Approximately 280,000 and 261,00 respectively, were surrendered in the years ended December 31, 2005. As of December 31, 2006, there was no unamortized com related to restricted stock.

Recognition of compensation cost. The following tal information about compensation cost recognized:

(In thousands)

Year Ended December 31,	2006	2005	
Compensation cost:			
Stock options and stock appreciation rights	**$ 71,386**	$ 139	$
Restricted stock	**3,038**	7,184	
Total compensation cost	**74,424**	7,323	
Less: Compensation cost capitalized	**(798)**	—	
Compensation cost recognized as expense	**73,626**	7,323	
Less: Related tax benefit	**(24,901)**	(1,204)	
Compensation expense, net of tax benefit	**$ 48,725**	$ 6,119	$

Compensation cost for stock options and stock apprecia was based on the fair value of each award, measured by ap Black-Scholes model on the date of grant, using the following average assumptions (assumptions in 2005 were used to compu forma compensation for disclosure purposes only):

Year Ended December 31,	2006	2005	
Expected volatility	**33%**	37%	
Expected term	**4.1 years**	4.3 years	
Expected dividend yield	**0%**	0%	
Risk-free interest rate	**4.9%**	3.8%	
Forfeiture rate	**4.6%**	0%	
Weighted-average fair value of options granted	**$ 14.50**	$ 12.73	$

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for US Treasury instruments with maturities matching the relevant expected term of the award.

Pro forma disclosures. Had the Company accounted for these plans during 2005 and 2004 under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options, as follows:

(In thousands)

Year Ended December 31,	2005	2004
Net income		
As reported	$ 443,256	$ 412,332
Incremental stock-based compensation under		
SFAS 123, net of tax benefit	(47,934)	(22,963)
Pro forma	$ 395,322	$ 389,369
Basic earnings per share		
As reported	$ 1.56	$ 1.48
Pro forma	$ 1.39	$ 1.39
Diluted earnings per share		
As reported	$ 1.50	$ 1.43
Pro forma	$ 1.33	$ 1.35

NOTE 15 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $189 million in 2006, $161 million in 2005 and $86 million in 2004 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported – $24 million and $28 million at December 31, 2006 and 2005, respectively – is included in "Other accrued liabilities" in the accompanying consolidated balance sheets.

The Company has retirement savings plans under Section 401(k the Internal Revenue Code for eligible employees. The plans all employees to defer, within prescribed limits, up to 30% of their income a pre-tax basis through contributions to the plans. The Company match within prescribed limits, a portion of eligible employees' contributions the case of certain union employees, the Company contributions to plan are based on hours worked. The Company recorded charges 401(k) contributions of $27 million in 2006, $19 million in 2005 and $ million in 2004.

The Company maintains a nonqualified deferred retirement plan certain key employees. The plan allows participants to defer, on a pre- basis, a portion of their salary and bonus and accumulate tax defer earnings, plus investment earnings on the deferred balances, as a ret ment fund. Participants receive a Company match of up to 4% of sal net of any Company match received under the Company's 401(k) pl All employee deferrals vest immediately. The Company matching c tributions vest ratably over a three-year period. The Company record charges for matching contributions of $2 million in 2006 and 2005 and million in 2004.

The Company implemented a supplemental executive retirement p ("SERP") for certain key employees effective January 1, 2001. The SE is a nonqualified plan under which the Company makes quarterly cor butions which are intended to provide a retirement benefit that is a fi percentage of a participant's estimated final five-year average annual sal up to a maximum of 65%. Company contributions and investment ea ings on the contributions are tax-deferred and accumulate as a retirem fund. Employees do not make contributions under this plan. A portio the Company contributions and investment earnings thereon vests a three years of SERP participation and the remaining portion vests a both five years of SERP participation and 10 years of continuous serv The Company recorded expense under this plan of $7 million in 2006, million in 2005 and $5 million in 2004.

NOTE 16 — RESTRUCTURING COSTS

Restructuring costs (credit) consisted of the following:

(In thousands)

Year Ended December 31,	2006	2005	2004
Contract termination costs	$ —	$ —	$ 3,693
Other	1,035	(59)	1,932
	$ 1,035	$ (59)	$ 5,625

There were no material restructuring activities in 2006 and 2005. At December 31, 2006, there were no material restructuring accruals as all material restructuring costs have been fully paid or otherwise resolved. In 2004, restructuring costs include $3 million for contract termination costs related to the Aqua restaurant at Bellagio and $2 million of workforce reduction costs at MGM Grand Detroit as a result of the Company's efforts to minimize the impact of a gaming tax increase in Michigan.

NOTE 17 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

(In thousands)

Year Ended December 31,	2006	2005	2004
Impairment of assets to be disposed of	$ 40,865	$ 22,651	$ 473
Write-off of abandoned capital projects	—	5,971	—
Demolition costs	348	5,362	7,057
Insurance recoveries	(86,016)	—	—
Other net losses on asset sales or disposals	3,823	3,037	704
	$ (40,980)	$ 37,021	$ 8,234

Impairments in 2006 included $22 million related to the write-off of the tram connecting Bellagio and Monte Carlo, including the stations at both resorts, in preparation for construction of CityCenter. Other impairments related to assets being replaced in connection with several smaller capital projects, primarily at MGM Grand Las Vegas, Mandalay Bay and The Mirage, as well as the $4 million write-off of Luxor's in in the Hairspray show. Insurance recoveries in 2006 relate to th insurance recoveries received related to property damage from Katrina in excess of the book value of the damaged assets and po costs incurred as of December 31, 2006. See Note 2 under statement impact of Hurricane Katrina" for further discussion.

In 2005, recognized impairments relate primarily to assets from service in connection with new capital projects at severa including Bellagio, TI, The Mirage and Mandalay Bay. The amou impairments was based on the net book value of the dispose Demolition costs related primarily to room remodel activity at MG Las Vegas and the new showroom at The Mirage.

Demolition costs in 2004 primarily relate to the Bellagio room and expansion projects and the KÀ theatre at MGM Grand Las V

NOTE 18 — RELATED PARTY TRANSACTIONS

Borgata leases 10 acres from the Company on a long-term use in its current operations and for its expansion, and nine ac the Company on a short-term basis for surface parking. Total p received from Borgata under these lease agreements were $6 m million, and $1 million for the years ended December 31, 2006, 2 2004, respectively.

Prior to the Mandalay merger the Company made payments Carlo for lost business as a result of closing the tram between Be Monte Carlo in preparation for the Bellagio expansion. These p totaled $1 million and $4 million in 2005 and 2004, respectively.

The Company pays legal fees to a firm affiliated with the C general counsel. Payments to the firm totaled $8 million, $13 millio million for the years ended December 31, 2006, 2005, and 2004 tively. At December 31, 2006, the Company owed the firm $5 mill

The Company has occasionally chartered aircraft from its shareholder, Tracinda, and pays Tracinda at market rates. Pay Tracinda for the use of its aircraft totaled $2 million for the ye December 31, 2006; amounts in 2005 and 2004 were not mater

NOTE 19 — CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, o joint and several basis, payment of the senior credit facility, and the senior and senior subordinated notes of the Company and its subsidiaries. T guarantor subsidiaries are 100% owned. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 is as follows:

(In thousands)

As of and for the Year Ended December 31, 2006	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidate
Balance Sheet					
Current assets	$ 95,361	$ 1,369,711	$ 49,679	$ —	$ 1,514,75
Real estate under development	—	188,433	—	—	188,43
Property and equipment, net	—	16,797,263	456,569	(11,972)	17,241,86
Investments in subsidiaries	16,563,917	300,560	—	(16,864,477)	—
Investments in unconsolidated affiliates	—	792,106	300,151	—	1,092,25
Other non-current assets	94,188	1,911,362	103,387	—	2,108,93
	$ 16,753,466	$ 21,359,435	$ 909,786	$ (16,876,449)	$ 22,146,23
Current liabilities	$ 227,743	$ 1,364,472	$ 55,885	$ —	$ 1,648,10
Intercompany accounts	(1,478,207)	1,339,654	138,553	—	—
Deferred income taxes	3,441,157	—	—	—	3,441,15
Long-term debt	10,712,047	2,173,972	108,850	—	12,994,86
Other long-term obligations	1,177	161,458	49,928	—	212,56
Stockholders' equity	3,849,549	16,319,879	556,570	(16,876,449)	3,849,54
	$ 16,753,466	$ 21,359,435	$ 909,786	$ (16,876,449)	$ 22,146,23
Statement of Income					
Net revenues	$ —	$ 6,714,659	$ 461,297	$ —	$ 7,175,95
Equity in subsidiaries earnings	1,777,144	167,262	—	(1,944,406)	—
Expenses:					
Casino and hotel operations	19,251	3,543,026	251,109	—	3,813,38
General and administrative	20,713	993,732	56,497	—	1,070,94
Corporate expense	40,151	121,356	—	—	161,50
Preopening and start-up expenses	523	32,526	3,313	—	36,36
Restructuring costs	—	1,035	—	—	1,03
Property transactions, net	10,872	(51,853)	1	—	(40,98
Depreciation and amortization	2,398	611,045	16,184	—	629,62
	93,908	5,250,867	327,104	—	5,671,87
Income from unconsolidated affiliates	—	218,063	36,108	—	254,17
Operating income	1,683,236	1,849,117	170,301	(1,944,406)	1,758,24
Interest expense, net	(708,902)	(40,407)	140	—	(749,16
Other, net	(1,978)	(29,962)	787	—	(31,15
Income from continuing operations before income taxes	972,356	1,778,748	171,228	(1,944,406)	977,92
Provision for income taxes	(312,288)	(25,676)	(3,966)	—	(341,93
Income from continuing operations	660,068	1,753,072	167,262	(1,944,406)	635,99
Discontinued operations	(11,804)	24,072	—	—	12,26
Net income	$ 648,264	$ 1,777,144	$ 167,262	$ (1,944,406)	$ 648,26
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (896,346)	$ 1,984,375	$ 153,923	$ —	$ 1,241,95
Net cash provided by (used in) investing activities	5,300	(1,369,878)	(283,241)	(4,608)	(1,652,42
Net cash provided by (used in) financing activities	874,485	(503,801)	134,732	4,608	510,02

(In thousands)

As of and for the Year Ended December 31, 2005	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Co
Balance Sheet					
Current assets	$ 89,153	$ 885,991	$ 43,439	$ —	$
Property and equipment, net	7,113	16,373,113	173,397	(11,972)	1
Investments in subsidiaries	14,569,623	183,208	—	(14,752,831)	
Investments in unconsolidated affiliates	127,902	904,138	241,279	(342,165)	
Other non-current assets	86,011	2,018,809	103,212	—	
	$ 14,879,802	$ 20,365,259	$ 561,327	$ (15,106,968)	$ 2
Current liabilities	$ 345,195	$ 1,148,306	$ 41,067	$ —	$
Intercompany accounts	(1,794,833)	1,726,415	68,418	—	
Deferred income taxes	3,378,371	—	—	—	
Long-term debt	9,713,754	2,641,679	—	—	1
Other long-term obligations	2,243	143,733	50,000	—	
Stockholders' equity	3,235,072	14,705,126	401,842	(15,106,968)	
	$ 14,879,802	$ 20,365,259	$ 561,327	$ (15,106,968)	$ 2
Statement of Income					
Net revenues	$ —	$ 5,687,750	$ 441,093	$ —	$
Equity in subsidiaries earnings	1,228,651	152,107	—	(1,380,758)	
Expenses:					
Casino and hotel operations	—	3,082,987	233,883	—	
General and administrative	—	834,166	55,640	—	
Corporate expense	13,797	116,836	—	—	
Preopening and start-up expenses	—	15,249	503	—	
Restructuring costs (credit)	—	(59)	—	—	
Property transactions, net	—	36,587	434	—	
Depreciation and amortization	2,390	531,586	26,650	—	
	16,187	4,617,352	317,110	—	
Income from unconsolidated affiliates	—	120,330	31,541	—	
Operating income	1,212,464	1,342,835	155,524	(1,380,758)	
Interest expense, net	(517,617)	(112,506)	1,402	—	
Other, net	(14,293)	(20,005)	39	—	
Income before income taxes	680,554	1,210,324	156,965	(1,380,758)	
Provision for income taxes	(227,374)	—	(4,345)	—	
Income from continuing operations	453,180	1,210,324	152,620	(1,380,758)	
Discontinued operations	(9,924)	17,814	—	—	
Net income	$ 443,256	$ 1,228,138	$ 152,620	$ (1,380,758)	$
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (449,590)	$ 1,471,372	$ 161,014	$ —	$
Net cash provided by (used in) investing activities	(4,587,820)	(618,007)	(93,687)	(3,303)	
Net cash provided by (used in) financing activities	5,043,152	(732,145)	(251,484)	3,303	

(In thousands)

As of and for the Year Ended December 31, 2004	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidate
Statement of Income					
Net revenues	$ —	$ 3,579,862	$ 421,942	$ —	$ 4,001,80
Equity in subsidiaries earnings	948,143	117,686	—	(1,065,829)	-
Expenses:					
Casino and hotel operations	—	1,927,258	211,386	—	2,138,64
General and administrative	—	505,662	59,725	—	565,38
Corporate expense	11,988	65,922	—	—	77,91
Preopening and start-up expenses	129	10,147	—	—	10,27
Restructuring costs	—	4,118	1,507	—	5,62
Property transactions, net	(1,521)	9,400	355	—	8,23
Depreciation and amortization	1,039	351,457	30,277	—	382,77
	11,635	2,873,964	303,250	—	3,188,84
Income from unconsolidated affiliates	—	119,658	—	—	119,65
Operating income	936,508	943,242	118,692	(1,065,829)	932,61
Interest expense, net	(311,825)	(49,129)	(966)	—	(361,92
Other, net	162	(22,092)	47	—	(21,88
Income from continuing operations before income taxes	624,845	872,021	117,773	(1,065,829)	548,81
Provision for income taxes	(203,900)	—	299	—	(203,60
Income from continuing operations	420,945	872,021	118,072	(1,065,829)	345,20
Discontinued operations	(8,613)	17,317	58,419	—	67,12
Net income	$ 412,332	$ 889,338	$ 176,491	$ (1,065,829)	$ 412,33
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (351,000)	$ 1,038,957	$ 141,290	$ —	$ 829,24
Net cash provided by (used in) investing activities	(20,325)	(448,995)	125,856	(4,289)	(347,75
Net cash provided by (used in) financing activities	381,467	(599,480)	(112,248)	4,289	(325,97

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(In thousands, except per share amounts)

Quarter	First	Second	Third	Fourth	
2006					
Net revenues	**$ 1,774,368**	**$ 1,760,508**	**$ 1,795,042**	**$ 1,846,038**	**$**
Operating income	**413,353**	**417,422**	**419,397**	**508,076**	
Income from continuing operations	**139,762**	**143,341**	**153,765**	**199,128**	
Net income	**144,037**	**146,394**	**156,262**	**201,571**	
Basic income per share:					
Income from continuing operations	**$ 0.49**	**$ 0.50**	**$ 0.55**	**$ 0.70**	**$**
Net income	**0.51**	**0.51**	**0.55**	**0.71**	
Diluted income per share					
Income from continuing operations	**$ 0.48**	**$ 0.49**	**$ 0.53**	**$ 0.68**	**$**
Net income	**0.49**	**0.50**	**0.54**	**0.69**	
2005					
Net revenues	$ 1,145,067	$ 1,624,474	$ 1,700,802	$ 1,658,500	$
Operating income	290,109	369,488	330,578	339,890	
Income from continuing operations	110,919	137,891	89,932	96,624	
Net income	111,079	141,168	93,210	97,799	
Basic income per share:					
Income from continuing operations	$ 0.39	$ 0.48	$ 0.31	$ 0.34	$
Net income	0.39	0.49	0.33	0.34	
Diluted income per share:					
Income from continuing operations	$ 0.38	$ 0.46	$ 0.30	$ 0.33	$
Net income	0.38	0.48	0.31	0.33	

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent s standing during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts fo Quarterly financial results for the first, second, and third quarters of 2006 and all four quarters in 2005 have been restated to reflect discontinu tions related to the pending sales of Primm Valley Resorts and the Laughlin Properties.

As disclosed in Note 2, Beau Rivage closed in August 2005 due to damage sustained from Hurricane Katrina and re-opened one In addition, we recorded income from insurance recoveries of $86 million, pre-tax, in the fourth quarter of 2006. The impact on diluted net i share of the insurance recoveries was $0.19 for the fourth quarter and full year of 2006.

NOTE 21 — SUBSEQUENT EVENT

In February 2007, the Company entered into an operating agreement to form a 50/50 joint venture with Jeanco Realty Development, LLC. T will master plan and develop a mixed-use community in Jean, Nevada. The Company will contribute the Jean Properties and surrounding land venture. Nevada Landing is expected to close in April 2007.

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock, as adjusted for a 2-for-1 stock split affected in May 2005:

For the years ended December 31,	2006		2005	
	High	**Low**	High	Low
First Quarter	**$ 43.43**	**$ 35.26**	$ 39.80	$34.50
Second Quarter	**46.15**	**38.13**	42.98	32.58
Third Quarter	**41.28**	**34.20**	46.75	39.30
Fourth Quarter	**59.52**	**39.28**	44.75	35.30

The Company's common stock is listed on the New York Stock Exchange. Effective May 2, 2005, the Company's stock trading symbol was changed to MGM from MGG.

Stock Performance Graph

The graph below compares the cumulative 5-year total return* of holders of MGM MIRAGE'S common stock with the cumulative total returns of the Dow Jones US Total Market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2001 to 12/31/2006.


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
MGM MIRAGE
Dow Jones US Total Market
Dow Jones US Gambling

*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	**12/06**
MGM MIRAGE	100.00	114.20	130.27	251.96	254.04	**397.30**
Dow Jones US Total Market	100.00	77.92	101.88	114.12	121.34	**140.23**
Dow Jones US Gambling	100.00	110.05	170.18	226.49	229.75	**334.78**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Forward-Looking Statements

This Annual Report contains some forward-looking statements wl are subject to change. Actual results may differ materially from th described in any forward-looking statement. Additional information c cerning potential factors that could affect our future results is inclu under the caption "Factors that May Affect Our Future Results" in Item our Annual Report on Form 10-K for the year ended December 31, 2C This statement is provided as permitted by the Private Securities Lit tion Reform Act of 1995.

New York Stock Exchange Corporate Governance Matters

Pursuant to Section 303A.12 (a) of the NYSE Listed Company M ual, MGM MIRAGE's CEO must certify to the NYSE each year (i) whe or not he is aware of any violations of the NYSE Corporate Governa listing standards and (ii) that the Section 302 Certifications of Sarbar Oxley Act were filed with the SEC. On June 8, 2006, Mr. J. Terrence La submitted the Annual CEO Certification to the NYSE, which stated tha was not aware of any violations. Additionally, on February 28, 2007 M MIRAGE filed its Form 10-K with the SEC for the year ended 2006, wl included the Section 302 certifications.

Transfer Agent and Registrar For Common Stock

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
1-800-358-2066

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490, North Tower
Las Vegas, NV 89109

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed the Securities and Exchange Commission, will be furnished without cha to any stockholder upon written request to:

Mr. Bryan L. Wright
Senior Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3950 Las Vegas Blvd. South
Las Vegas, NV 89119

Corporate Information

DIRECTORS

J. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer,
MGM MIRAGE

James J. Murren
Director/Officer
President, Chief Financial Officer
& Treasurer, MGM MIRAGE

John T. Redmond
Director/Officer
President & Chief Executive Officer,
MGM Grand Resorts, LLC

Robert H. Baldwin
Director/Officer
President & Chief Executive Officer,
Mirage Resorts, Incorporated,
President - CityCenter

Gary N. Jacobs
Director/Officer
Executive Vice President,
General Counsel & Secretary,
MGM MIRAGE

James D. Aljian
Director
Executive, Tracinda Corporation, a
Privately Held Investment Company

Willie D. Davis
Director
President & Director, All-Pro
Broadcasting, Inc., an AM & FM Radio
Broadcasting Company

Alexander M. Haig, Jr.
Director
Chairman, Worldwide
Associates, Inc., an International
Business Advisory Firm

Alexis M. Herman
Director
Chair & Chief Executive Officer,
New Ventures, Inc., a Corporate
Consulting Company

Roland Hernandez
Director
Retired Chairman & Chief Executive
Officer, Telemundo, Inc., a Spanish
Language Television Station Company

Kirk Kerkorian
Director
President & Chief Executive Officer,
Tracinda Corporation, a Privately Held
Investment Company

Anthony L. Mandekic
Director
Secretary & Treasurer,
Tracinda Corporation, a Privately Held
Investment Company

Rose McKinney - James
Director
Principal,
Energy Works Consulting, LLC, an
Energy Consulting Company

Ronald M. Popeil
Director
Founder of Ronco Inventio
a Marketing & Product Inv
Corporation

Daniel J. Taylor
Director
Executive, Tracinda Corpo
Privately Held Investment C

Melvin B. Wolzinge
Director
Principal Owner of Various Pr
Restaurant & Gaming Establi

OFFICERS

Aldo Manzini
Executive Vice President &
Chief Administrative Officer

Daniel J. D'Arrigo
Senior Vice President
Finance

Alan Feldman
Senior Vice President
Public Affairs

Bruce Gebhardt
Senior Vice President
Global Security

Phyllis A. James
Senior Vice President &
Senior Counsel

Cynthia Kiser Murphey
Senior Vice President
Human Resources

Punam Mathur
Senior Vice President
Corporate Diversity &
Community Affairs

Shawn T. Sani
Senior Vice President
Tax

Robert C. Selwooc
Senior Vice President
Accounting

Bryan L. Wright
Senior Vice President,
Assistant General Counsel
Assistant Secretary

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagiolasvegas.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

Treasure Island
Las Vegas, NV
1-702-894-7111
www.treasureisland.com

New York-New York Hotel & Casino
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur-casino.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.monte-carlo.com

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.stopatjean.com

Colorado Belle
Laughlin, NV
1-702-298-4000
www.coloradobelle.com

Edgewater
Laughlin, NV
1-702-298-2453
www.edgewater-casino.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-313-393-7777
www.detroit.mgmgrand.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrikemississippi.com

Borgata Hotel Casino & Spa
Atlantic City, NJ
1-609-677-1000
www.theborgata.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.c

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria-elgi

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